Afya Limited

Consolidated financial statements

as of December 31, 2023 and 2022 and

for the years ended December 31, 2023, 2022 and 2021

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

Afya Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Afya Limited (the Company) as of December 31, 2023 and 2022, the related consolidated statements of income and comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board - IASB.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosure to which it relates.

Accounting for Business combinations
Description of the Matter
As described in Note 5 to the consolidated financial statements, the Company, through its wholly owned subsidiary Afya Participações S.A., completed the acquisition of Sociedade Educacional e Cultural Sergipe DelRey Ltda. (“DelRey”) on January 2, 2023 for a total aggregated purchase consideration of R$816,236 thousand. Such transaction was accounted for as business combination, in accordance with the requirements of IFRS 3 Business Combinations, and the Company applied the acquisition method of accounting, which included estimating the fair value of assets acquired and liabilities assumed for the acquisition, including acquired intangible assets.

Auditing the Company's accounting for such acquisition was complex due to the significant estimation uncertainty in the Company’s determination of the fair value of identified intangible assets of R$728,777 thousand, which principally consisted of licenses and customer relationships. The significant estimation uncertainty was primarily due to the sensitivity of the respective fair values to underlying assumptions about the future performance of the acquired business. The Company used discounted cash flow models to measure licenses and customer relationships. The significant assumptions used to estimate the value of these intangible assets included discount rates and certain assumptions that form the basis of the forecasted results, such as revenue growth rates and projected profit margins. These significant assumptions are forward looking and could be affected by future economic events and market conditions.
How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of the Company's controls over its accounting for the business combination, including controls over the recognition and measurement of licenses and customer relationships intangible assets. For example, we tested controls over management's evaluation of underlying assumptions in the valuation models applied, and we also tested management's controls over the data used in the valuation models.

To test the estimated fair value of the licenses and customer relationships intangible assets, we performed audit procedures that included, among others, evaluating the valuation methodology and the significant assumptions used by the Company’s independent valuation specialist; obtaining the reports prepared by the Company´s independent valuation specialist; testing the completeness and accuracy of underlying data used in the estimation of fair value of intangible assets acquired; involving our valuation specialists to assist with our evaluation of the methodology and significant assumptions used by the Company’s independent valuation specialist. For example, we compared the significant assumptions used by the Company’s independent valuation specialist to the ones used in relation to past acquisitions and available third-party industry information. Specifically, when assessing the significant assumptions, we focused on discount rates, revenue growth rates and projected profit margins.

We also assessed the Company’s disclosures in Note 5 to the consolidated financial statements.

/s/ ERNST & YOUNG

Auditores Independentes S/S Ltda.

We have served as the Company's auditor since 2016.

Belo Horizonte, Brazil

March 14, 2024

Afya Limited

Consolidated statements of financial position

As of December 31, 2023 and 2022

(In thousands of Brazilian reais)

	Notes	2023	2022
Assets
Current assets
Cash and cash equivalents	6	553,030	1,093,082
Trade receivables	7	546,438	452,831
Inventories		1,382	12,190
Recoverable taxes		43,751	27,809
Other assets	9	58,905	51,745
Total current assets		1,203,506	1,637,657

Non-current assets
Trade receivables	7	39,485	42,568
Other assets	9	117,346	191,756
Investment in associate	10	51,834	53,907
Property and equipment	11	608,685	542,087
Right-of-use assets	13.2.2	767,609	690,073
Intangible assets	12	4,796,016	4,041,491
Total non-current assets		6,380,975	5,561,882

Total assets		7,584,481	7,199,539

Liabilities
Current liabilities
Trade payables		108,222	71,482
Loans and financing	13.2.1	179,252	145,202
Lease liabilities	13.2.2	36,898	32,459
Accounts payable to selling shareholders	13.2.3	353,998	261,711
Notes payable	13.2.4	-	62,176
Advances from customers		153,485	133,050
Labor and social obligations		192,294	154,518
Taxes payable		27,765	26,221
Income taxes payable		3,880	16,151
Other liabilities		2,773	2,719
Total current liabilities		1,058,567	905,689

Non-current liabilities
Loans and financing	13.2.1	1,621,523	1,737,699
Lease liabilities	13.2.2	837,671	737,066
Accounts payable to selling shareholders	13.2.3	212,869	266,967
Taxes payable		88,198	92,888
Provision for legal proceedings	23	104,361	195,854
Other liabilities		18,280	13,218
Total non-current liabilities		2,882,902	3,043,692
Total liabilities		3,941,469	3,949,381

Equity
Share capital	17	17	17
Additional paid-in capital		2,365,200	2,375,344
Treasury shares		(299,150)	(304,947)
Share-based compensation reserve		155,073	123,538
Retained earnings		1,380,365	1,004,886
Equity attributable to equity holders of the parent		3,601,505	3,198,838
Non-controlling interests		41,507	51,320
Total equity		3,643,012	3,250,158

Total liabilities and equity		7,584,481	7,199,539

The accompanying notes are an integral part of the consolidated financial statements.

F-2

Afya Limited

Consolidated statements of income and comprehensive income

For the years ended December 31, 2023, 2022 and 2021

(In thousands of Brazilian reais, except for earnings per share information)

	Notes	2023	2022	2021

Revenue	19	2,875,913	2,329,057	1,719,371
Cost of services	20	(1,109,813)	(859,552)	(652,300)
Gross profit		1,766,100	1,469,505	1,067,071

Selling, general and administrative expenses	20	(1,014,684)	(798,153)	(622,615)
Other income (expenses), net		15,645	(7,252)	(3,561)

Operating income		767,061	664,100	440,895

Finance income	21	110,642	102,042	64,566
Finance expenses	21	(457,616)	(349,893)	(243,796)
Finance result		(346,974)	(247,851)	(179,230)

Share of income of associate	10	9,495	12,184	11,797

Income before income taxes		429,582	428,433	273,462

Income taxes expenses	22	(24,166)	(35,677)	(31,179)

Net income		405,416	392,756	242,283

Other comprehensive income		-	-	-
Total comprehensive income		405,416	392,756	242,283

Income attributable to
Equity holders of the parent		386,324	373,569	223,326
Non-controlling interests		19,092	19,187	18,957
		405,416	392,756	242,283
Basic earnings per share
Per common share	18	4.30	4.14	2.39
Diluted earnings per share Per common share	18	4.27	4.12	2.37

The accompanying notes are an integral part of the consolidated financial statements.

F-3

Afya Limited

Consolidated statements of changes in equity

For the years ended December 31, 2023, 2022 and 2021

(In thousands of Brazilian reais)

		Equity attributable to equity holders of the parent
	Notes	Share capital	Additional paid-in capital	Treasury shares	Share-based compensation reserve	Retained earnings	Total	Non-controlling interests	Total equity

Balances at December 31, 2020		17	2,323,488	-	50,724	407,991	2,782,220	51,560	2,833,780
Net income		-	-	-	-	223,326	223,326	18,957	242,283
Total comprehensive income		-	-	-	-	223,326	223,326	18,957	242,283
Capital increase		-	74,500	-	-	-	74,500	-	74,500
Treasury shares	17.c	-	-	(213,722)	-	-	(213,722)	-	(213,722)
Treasury shares transferred from exercise of options	16.b.1	-	(21,861)	55,197	-	-	33,336	-	33,336
Treasury shares transferred from shares contribution on business combinations		-	(783)	5,895	-	-	5,112	-	5,112
Share-based compensation	16.b	-	-	-	43,377	-	43,377	-	43,377
Dividends declared	17.b	-	-	-	-	-	-	(18,648)	(18,648)
Balances at December 31, 2021		17	2,375,344	(152,630)	94,101	631,317	2,948,149	51,869	3,000,018

Net income		-	-	-	-	373,569	373,569	19,187	392,756
Total comprehensive income		-	-	-	-	373,569	373,569	19,187	392,756
Treasury shares	17.c	-	-	(152,317)	-	-	(152,317)	-	(152,317)
Share-based compensation	16.b	-	-	-	29,437	-	29,437	-	29,437
Dividends declared	17.b	-	-	-	-	-	-	(19,736)	(19,736)
Balances at December 31, 2022		17	2,375,344	(304,947)	123,538	1,004,886	3,198,838	51,320	3,250,158

Net income		-	-	-	-	386,324	386,324	19,092	405,416
Total comprehensive income		-	-	-	-	386,324	386,324	19,092	405,416
Treasury shares	17.c	-	-	(12,369)	-	-	(12,369)	-	(12,369)
Share-based compensation	16.b	-	-	-	31,535	-	31,535	-	31,535
Acquisition of non-controlling interests		-	-	-	-	(10,845)	(10,845)	(10,155)	(21,000)
Restricted shares transferred to executives	16.b.2	-	(7,491)	5,722	-	-	(1,769)	-	(1,769)
Treasury shares transferred to executives from exercise of stock options	16.b.1	-	(2,653)	12,444	-	-	9,791	-	9,791
Dividends declared	17.b	-	-	-	-	-	-	(18,750)	(18,750)
Balances at December 31, 2023		17	2,365,200	(299,150)	155,073	1,380,365	3,601,505	41,507	3,643,012

The accompanying notes are an integral part of the consolidated financial statements.

F-4

Afya Limited

Consolidated statements of cash flows

For the years ended December 31, 2023, 2022 and 2021

(In thousands of Brazilian reais)

	Notes	2023	2022	2021
Operating activities
Income before income taxes		429,582	428,433	273,462
Adjustments to reconcile income before income taxes
Depreciation and amortization	20	289,511	206,220	154,220
Write-off of property and equipment		1,910	1,697	1,604
Write-off of intangible assets		413	25	2,374
Allowance for expected credit losses	7	74,552	42,708	47,819
Share-based compensation expense	20	31,535	31,274	43,377
Net foreign exchange differences	21	681	852	17,973
Accrued interest	21	285,447	200,081	108,437
Accrued lease interest	13.2.2, 13.5, 21	100,849	88,571	67,212
Share of income of associate	10	(9,495)	(12,184)	(11,797)
Provision (reversal) for legal proceedings		(56,825)	(766)	10,664

Changes in assets and liabilities
Trade receivables		(131,336)	(129,165)	(79,665)
Inventories		10,947	(363)	(3,720)
Recoverable taxes		(15,353)	(2,230)	(2,327)
Other assets		77,480	(1,048)	(19,425)
Trade payables		24,500	9,975	14,479
Taxes payable		3,278	(3,915)	(14,902)
Advances from customers		(17,892)	8,387	36,009
Labor and social obligations		31,525	21,247	23,449
Other liabilities		(42,542)	(12,811)	(2,693)
		1,088,767	876,988	666,550
Income taxes paid		(45,144)	(33,089)	(35,683)
Net cash flows from operating activities		1,043,623	843,899	630,867

Investing activities
Acquisition of property and equipment	11	(118,435)	(168,132)	(125,869)
Acquisition of intangibles assets		(126,993)	(128,892)	(150,931)
Dividends received	10	9,900	6,754	11,770
Acquisition of non-controlling interest	2.2	(21,000)	-	-
Acquisition of subsidiaries, net of cash acquired		(815,005)	(277,649)	(1,005,017)
Payments of interest from acquisition of subsidiaries and intangibles		(71,518)	(23,550)	(12,108)
Restricted cash		-	-	8,103
Net cash flows used in investing activities		(1,143,051)	(591,469)	(1,274,052)

Financing activities
Payments of principal of loans and financing	13.5	(112,630)	(1,791)	(107,766)
Payments of interest of loans and financing	13.5	(175,889)	(116,587)	(50,310)
Proceeds from loans and financing	13.5	5,288	496,885	809,539
Payments of lease liabilities	13.2.2, 13.5	(31,473)	(28,511)	(20,075)
Payments of interest of lease liabilities	13.2.2, 13.5	(103,911)	(85,001)	(67,676)
Treasury shares buy back	17.c	(12,369)	(152,317)	(213,722)
Proceeds from exercise of stock options		9,791	-	33,336
Dividends paid to non-controlling shareholders	13.5, 17	(18,750)	(19,736)	(18,648)
Net cash flows generated (used) in financing activities		(439,943)	92,942	364,678
Net foreign exchange differences	21	(681)	(852)	(17,973)
Net increase (decrease) in cash and cash equivalents		(540,052)	344,520	(296,480)
Cash and cash equivalents at the beginning of the year	6	1,093,082	748,562	1,045,042
Cash and cash equivalents at the end of the year	6	553,030	1,093,082	748,562

The accompanying notes are an integral part of the consolidated financial statements.

F-5

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

1	Corporate information

Afya Limited (“Afya”), collectively with its subsidiaries referred to as the “Company”, is a holding company incorporated under the laws of the Cayman Islands on March 22, 2019. The Company completed its initial public offering (IPO) on July 19, 2019, and its shares are listed on the Nasdaq under the symbol “AFYA”. The Company’s ultimate parent company is Bertelsmann SE& Co. KGaA (“Bertelsmann”), as a result of Bertelsmann’s acquisition of control on May 5, 2022.

The Company is formed by a network of higher education and post-graduate institutions focused on medical schools located in 19 Brazilian States forming the largest educational group by the number of medical seats in the country. In non-regulated education, Afya provides services that comprise the development and sale of electronically distributed educational courses on medicine science, related printed and soft skills educational content. The Company also offers solutions to empower the physicians in their daily routine including supporting clinic decisions through mobile app subscription, delivering practice management tools through a SaaS (“Software as a Service”) model and supporting the patient-physician relationship.

During the year ended December 31, 2022, the Ministry of Education (“MEC”) authorized the operations of 200 seats of medical schools, under the Mais Médicos II program across four medical schools. Each medical school will contribute with 50 seats. In March 2022, MEC authorized the increase of 28 seats of Centro Universitário São Lucas, located in the city of Ji-Parana, State of Rondônia and 64 medical seats of Faculdade Santo Agostinho, located in the city of Itabuna, State of Bahia. These operations of such medical schools and additional seats started between the second semester of 2022 and first semester of 2023.

In November 2021, MEC authorized the operation of 120 medical school seats in Garanhuns, in the city of Garanhuns, State of Pernambuco. These operations of the medical school started in the second semester of 2022.

Bertelsmann increases stake in Afya

On May 5, 2022, Afya was notified of the closing of the transaction where Bertelsmann SE& Co. KGaA, or “Bertelsmann” acquired 6,000,000 Class B common shares of Afya at the purchase price of US$26.90 per share, from Nicolau Carvalho Esteves, Rosângela de Oliveira Tavares Esteves and NRE Capital Ventures Ltd (together with Nicolau Carvalho Esteves and Rosângela de Oliveira Tavares Esteves, the “Esteves Family”). As result of the closing of the transaction, Bertelsmann and the Esteves family will beneficially own ~57.5% and ~33.0% voting interest, and ~31.0% and ~18.0% of the total shares, respectively, in Afya. The transaction had no effect on Afya’s consolidated financial statements.

Acquisitions

On January 2, 2023, Afya Participações S.A. (hereafter referred to as “Afya Brazil”), a wholly owned subsidiary of the Company, acquired Sociedade Educacional e Cultural Sergipe DelRey Ltda. (“DelRey”). DelRey is a post-secondary education institution with governmental authorization to offer on-campus, undergraduate degrees and graduate programs in medicine and health, as well as other courses, and encompasses the operations of Centro Universitário Tiradentes Alagoas (“UNIMA”) and Faculdade Tiradentes Jaboatão dos Guararapes (“FCM Jaboatão”). See Note 5.

During the year ended December 31, 2022, Afya Brazil entered into business combinations transactions for the acquisition of three entities under the Digital segment. The aggregate consideration transferred was R$ 99,399, of which R$ 67,381 represents the cash paid net of cash

F-6

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

acquired with the subsidiaries (included in cash flows from investing activities) for such business combinations.

During the year ended December 31, 2021, Afya Brazil entered into business combinations transactions for the acquisition of two entities under the Undergrad segment and four entities under the Digital segment. The aggregate consideration transferred was R$ 1,234,460, of which R$ 842,197 represents the cash paid net of cash acquired with the subsidiaries (included in cash flows from investing activities).

Conflicts worldwide

During 2022 and 2023, international conflicts with potential large scale occurred, including Russia and Ukraine and Israel and Hamas. Those conflicts trigger a number of IFRS accounting considerations affecting the financial statements.

The Company’s operations are focused in Brazil and was not directly impacted by such conflicts. However, the continuous development of such conflicts may impact entities other than those with direct interests in the involved countries, for instance, as a result of exposure to fluctuations in commodity prices and foreign exchange rates, which may impact inflation, as well as the possibility of economic sanctions against such countries.

As of the date of these consolidated financial statements, both conflicts mentioned above have not significantly impacted Afya’s operations and results.

2	Material accounting policies

2.1 Basis for preparation of the consolidated financial statements

The Company’s consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and considers the assumption that the Company will continue in operation for the foreseeable future.

The consolidated financial statements have been prepared on a historical cost basis, except for contingent consideration (earn-outs) that have been measured at fair value.

Afya Limited is a holding company, as such the primary source of revenue derives from its interest on the operational companies in Brazil. As result, the Brazilian Real has been determined as the Company’s functional currency.

The consolidated financial statements are presented in Brazilian reais (“BRL” or “R$”), which is the Company’s functional and presentation currency. All amounts are rounded to the nearest thousand.

The Company segregated the payments of principal and interest of loans and financing, lease liabilities, notes payable and accounts payables to selling shareholders in the consolidated statements of cash flows for the year ended December 31, 2023, in accordance with the provisions set forth in IAS 7 – Statement of Cash Flows. As a result, Management revised, retrospectively, the prior periods consolidated statements of cash flows for the years ended December 31, 2022 and 2021, for comparative purposes. The Company assessed the materiality of this matter and, based on an analysis of quantitative and qualitative considerations, determined that the segregation of payments of principal and interest on prior periods over such transactions is not material to its consolidated financial statements. However, even if it is not material, the segregation of payments of principal and interest regarding such transactions for the years ended December 31, 2022 and

F-7

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

2021 are appropriate for the users of the consolidated financial statements, considering the comparability of such information over the years presented. The payments of interest of loans and financing, lease liabilities, notes payable and accounts payables to selling shareholders are classified within the consolidated statements of cash flows under the same activities of which the payments of principal are classified. As a result, no change occurred in the net cash flows used in investing activities and net cash flows generated (used) in financing activities in the consolidated statements of cash flows for the years ended December 31, 2022 and 2021.

These consolidated financial statements as of and for the year ended December 31, 2023 were approved by the Board of Directors for issuance on March 14, 2024.

F-8

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

2.2 Basis consolidation

The table below is a list of the Company’s subsidiaries and associate:

				Direct and indirect interest
Name	Main activities	Location	Investment type	December 31, 2023	December 31, 2022
Afya Participações S.A. (“Afya Brazil”)	Holding	Nova Lima - MG	Subsidiary	100%	100%
Instituto Tocantinense Presidente Antônio Carlos Porto S.A. - (“ITPAC Porto”)	Undergraduate degree programs	Porto Nacional - TO	Subsidiary	100%	100%
Instituto Tocantinense Presidente Antônio Carlos S.A. - (“ITPAC Araguaína”)	Undergraduate degree programs	Araguaína - TO	Subsidiary	100%	100%
União Educacional do Vale do Aço S.A. - (“UNIVAÇO”)	Medicine undergraduate degree program	Ipatinga - MG	Subsidiary	100%	100%
IPTAN - Instituto de Ensino Superior Presidente Tancredo de Almeida Neves S.A. (“IPTAN”)	Undergraduate degree programs	São João Del Rei - MG	Subsidiary	100%	100%
Instituto de Educação Superior do Vale do Parnaíba S.A. (“IESVAP”)	Undergraduate degree programs	Parnaíba - PI	Subsidiary	80%	80%
Centro de Ciências em Saúde de Itajubá S.A. (“CCSI”) (vi)	Medicine undergraduate degree program	Itajubá - MG	Subsidiary	75%	60%
Instituto de Ensino Superior do Piauí S.A. (“IESP”)	Undergraduate and graduate degree programs	Teresina - PI	Subsidiary	100%	100%
Centro Integrado de Saúde de Teresina (“CIS”) (v)	Outpatient care	Teresina - PI	Subsidiary	-	100%
FADEP - Faculdade Educacional de Pato Branco Ltda. (“FADEP”)	Undergraduate degree programs	Pato Branco - PR	Subsidiary	100%	100%
Medcel Editora e Eventos S.A. (“Medcel”)	Medical education content	São Paulo - SP	Subsidiary	100%	100%
Instituto Educacional Santo Agostinho S.A. (“FASA”)	Undergraduate degree programs	Montes Claros - MG	Subsidiary	100%	100%
ESMC Educação Superior Ltda. (“ESMC”) (iii)	Undergraduate degree programs	Montes Claros - MG	Subsidiary	-	100%
Instituto de Pesquisa e Ensino Médico do Estado de Minas Gerais Ltda. (“IPEMED”)	Graduate	Belo Horizonte - MG	Subsidiary	100%	100%
Instituto Paraense de Educação e Cultura Ltda. (“IPEC”)	Medicine degree programs	Marabá - PA	Subsidiary	100%	100%
Sociedade Universitária Redentor S.A. (“UniRedentor”)	Undergraduate and graduate degree programs	Itaperuna - RJ	Subsidiary	100%	100%
Centro de Ensino São Lucas Ltda. (“UniSL”)	Undergraduate degree programs	Porto Velho - RO	Subsidiary	100%	100%
Peb Med Instituição de Pesquisa Médica e Serviços Ltda. (“PebMed”)	Content and clinical tools and online platform	Rio de Janeiro - RJ	Subsidiary	100%	100%
Sociedade de Educação, Cultura e Tecnologia da Amazônia S.A. - (“FESAR”)	Undergraduate degree programs	Redenção - PA	Subsidiary	100%	100%
Centro Superior de Ciências da Saúde S/S Ltda. (“FCMPB”)	Medicine degree programs	João Pessoa - PB	Subsidiary	100%	100%
iClinic Desenvolvimento de Software Ltda. (“iClinic”)	Electronic Medical Record, Clinical Management System	Ribeirão Preto - SP	Subsidiary	100%	100%
Medicinae Solutions S.A. (“Medicinae”)	Healthcare payments and financial services	Rio de Janeiro - RJ	Subsidiary	100%	100%
Medical Harbour Aparelhos Médico Hospitalares e Serviços em Tecnologia Ltda. (“Medical Harbour”)	Educational health and medical imaging	Florianópolis - SC	Subsidiary	100%	100%
Cliquefarma Drogarias Online Ltda. (“Cliquefarma”)	Online platform	São Paulo - SP	Subsidiary	100%	100%
Shosp Tecnologia da Informação Ltda. (“Shosp”)	Electronic Medical Record, Clinical Management System	Rio de Janeiro - RJ	Subsidiary	100%	100%
Sociedade Padrão de Educação Superior Ltda. (“UnifipMoc”)	Undergraduate degree programs	Montes Claros - MG	Subsidiary	100%	100%
Núcleo de Atenção à Saúde e de Práticas Profissionalizantes (“NASPP) (iv)	Outpatient care	Montes Claros - MG	Subsidiary	-	100%
Companhia Nilza Cordeiro Herdy de Educação e Cultura (“Unigranrio”)	Undergraduate and graduate degree programs	Duque de Caxias - RJ	Subsidiary	100%	100%
Policlínica e Centro de Estética Duque de Caxias Ltda. (“Policlínica”)	Outpatient care	Duque de Caxias - RJ	Subsidiary	100%	100%
Sociedade Educacional de Palhoça S/A Ltda. (“SOCIESP”) (ii)	Basic Education	Palhoça - SC	Subsidiary	-	100%
Instituto de Ensino Superior de Palhoça S/S Ltda. (“IESP PALHOÇA”) (ii)	Undergraduate degree programs	Palhoça - SC	Subsidiary	-	100%
RX PRO Soluções de Tecnologia Ltda. (“RX PRO”)	Marketing for pharmaceutical industry	São Paulo - SP	Subsidiary	100%	100%
RX PRO LOG Transporte e Logística Ltda. (“RX PRO LOG”)	Marketing for pharmaceutical industry	São Paulo - SP	Subsidiary	100%	100%
BMV Atividades Médicas Ltda. (“Além da Medicina”)	Medical education content	São Paulo - SP	Subsidiary	100%	100%
Cardiopapers Soluções Digitais Ltda. (“CardioPapers”)	Medical education content	Recife - PE	Subsidiary	100%	100%
Quasar Telemedicina Desenvolvimento de Sistemas Computacionais Ltda. (“Glic”)	Patient physician relationship	Barueri - SP	Subsidiary	100%	100%
Sociedade Educacional e Cultural Sergipe DelRey Ltda. (“DelRey”) (i)	Undergraduate degree programs	Maceió - AL	Subsidiary	100%	-
União Educacional do Planalto Central S.A. (“UEPC”)	Undergraduate degree programs	Brasília - DF	Associate	30%	30%

(i) See Note 5 for further details of the business combination in 2023.

(ii) IESP was merged by Unigranrio and SOCIESP had its operations closed down, both in January 2023.

(iii) ESMC was merged with UnifipMoc in February 2023.

(iv) NASPP was merged with UnifipMoc in July 2023.

(v) CIS was merged with IESP in December 2023.

(vi) Acquisition of additional interest in CCSI: On October 31, 2023, Afya Brazil acquired an additional 15% interest in CCSI, increasing its ownership interest to 75% of total shares. A cash consideration of R$21,000 was paid to the non-controlling shareholders. The carrying value of the net assets of CCSI (excluding goodwill on the original acquisition) was R$10,155, and the difference were recorded in retained earnings in the equity attributable to equity holders of the parent.

F-9

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

The financial information of the acquired subsidiaries is included in the Company’s consolidated financial statements beginning on the respective acquisition dates.

The Company consolidates the financial information for all entities it controls. Control is achieved when the Company is exposed to, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and it ceases when the Company loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated financial statements from the date the Company gains control until the date the Company ceases to control the subsidiary.

When necessary, adjustments are made to the financial statements of subsidiaries in order to bring their accounting policies in line with the Company’s accounting policies. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions are eliminated in full on consolidation.

A change in the ownership interest of a subsidiary, without a change of control, is accounted for as an equity transaction. If the Company loses control over a subsidiary, it derecognizes the related assets (including goodwill), liabilities, non-controlling interest and other components of equity, while any resulting gain or loss is recognized in the statement of income.

Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated statements of financial position, consolidated statements of income and comprehensive income and consolidated statements of changes in equity.

2.3 Summary of material accounting policies

This note provides a description of the material accounting policies adopted in the preparation of these consolidated financial statements in addition to other policies that have been disclosed in other notes to these consolidated financial statements. These policies have been consistently applied to all periods presented.

The accounting policies have been consistently applied to all consolidated companies.

a) Business combinations and goodwill

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, which is measured at acquisition date fair value, and the amount of any non-controlling interests in the acquiree. For each business combination, the Company elects whether to measure the non-controlling interests in the acquiree at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition-related costs are expensed as incurred and included in selling, general and administrative expenses.

When the Company acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as of the acquisition date.

Goodwill is initially measured at cost (being the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interests and any previous interest held over the net identifiable assets acquired and liabilities assumed). If the fair value of the net assets

F-10

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

acquired is in excess of the aggregate consideration transferred, the Company re-assesses whether it has correctly identified all of the assets acquired and all of the liabilities assumed and reviews the procedures used to measure the amounts to be recognized at the acquisition date. If the reassessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognized in the consolidated statement of income.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Company’s cash-generating units that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquire are assigned to those units.

Where goodwill has been allocated to a cash-generating unit (CGU) and part of the operation within that unit is disposed of, the goodwill associated with the disposed operation is included in the carrying amount of the operation when determining the gain or loss on disposal. Goodwill disposed in these circumstances is measured based on the relative values of the disposed operation and the portion of the cash-generating unit retained.

b) Current versus non-current classification

The Company presents assets and liabilities in the statement of financial position based on current and non-current classification. An asset is current when it is:

•	Expected to be realized or intended to be sold or consumed in the normal operating cycle;
•	Held primarily for the purpose of trading;
•	Expected to be realized within twelve months after the reporting period; or
•	Cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period.

All other assets are classified as non-current.

A liability is current when:

•	It is expected to be settled in the normal operating cycle;
•	It is held primarily for the purpose of trading;
•	It is due to be settled within twelve months after the reporting period; or
•	There is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period.

The Company classifies all other liabilities as non-current.

Deferred tax assets and liabilities are classified as non-current assets and liabilities.

c) Fair value measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either: (i) in the principal market for the asset or liability; or (ii) in the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible by the Company.

F-11

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant's ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

•	Level 1 - Quoted (unadjusted) market prices in active markets for identical assets or liabilities.

•	Level 2 - Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable.

•	Level 3 - Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

For assets and liabilities that are recognized in the financial statements at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

At each reporting date, the Company analyzes the movements in the values of assets and liabilities which are required to be remeasured or reassessed as per the Company’s accounting policies. For this analysis, the Company verifies the major inputs applied in the latest valuation by agreeing the information in the valuation computation to contracts and other relevant documents.

The Company also compares the change in the fair value of each asset and liability with relevant external sources to determine whether the change is reasonable.

For the purpose of fair value disclosures, the Company has determined classes of assets and liabilities on the basis of the nature, characteristics and risks of the asset or liability and the level of the fair value hierarchy, as explained above.

d) Financial instruments - initial recognition and measurement

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

i)	Financial assets

Initial recognition and measurement

The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Company’s business model for managing them.

F-12

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

With the exception of trade receivables that do not contain a significant financing component or for which the Company has applied the practical expedient, the Company initially measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs. Trade receivables that do not contain a significant financing component or for which the Company has applied the practical expedient, are measured at the transaction price determined under IFRS 15.

In order for a financial asset to be classified and measured at amortized cost or fair value through OCI (Other Comprehensive Income), it needs to give rise to cash flows that are “solely payments of principal and interest (SPPI)” on the principal amount outstanding. This assessment is referred to as the SPPI test and is performed at an instrument level.

The Company’s business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both.

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the market place (regular way trades) are recognized on the trade date, i.e., the date that the Company commits to purchase or sell the asset.

Subsequent measurement

For purposes of subsequent measurement, financial assets are classified as: financial assets at amortized cost or financial assets at fair value through profit or loss. There are no financial assets designated as fair value through OCI.

Financial assets at amortized cost

The Company measures financial assets at amortized cost if both of the following conditions are met:

• The financial asset is held within a business model with the objective to hold financial assets in order to collect contractual cash flows, and

• The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Financial assets at amortized cost are subsequently measured using the effective interest (EIR) method and are subject to impairment. Gains and losses are recognized in the statement of income when the asset is derecognized, modified or impaired.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss include financial assets held for trading, financial assets designated upon initial recognition at fair value through profit or loss, or financial assets mandatorily required to be measured at fair value. Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term. Derivatives, including separated embedded derivatives, are also classified as held for trading unless they are designated as effective hedging instruments. Financial assets with cash flows that are not solely payments of principal and interest are classified and measured at fair value through profit or loss, irrespective of the business model.

F-13

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

Financial assets at fair value through profit or loss are carried in the statement of financial position at fair value with net changes in fair value recognized in the statement of income. This category includes derivative instruments.

Derecognition

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognized (i.e., removed from the Company’s statement of financial position) when:

• The rights to receive cash flows from the asset have expired; or

• The Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either (a) the Company has transferred substantially all the risks and rewards of the asset, or (b) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

When the Company has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if, and to what extent, it has retained the risks and rewards of ownership. When it has neither transferred nor retained substantially all of the risks and rewards of the asset, nor transferred control of the asset, the Company continues to recognize the transferred asset to the extent of its continuing involvement. In that case, the Company also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Company has retained.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Company could be required to repay.

Impairment of financial assets

Further disclosures relating to impairment of financial assets are also provided in the following notes:

• Significant accounting judgments, estimates and assumptions - Note 3

• Trade receivables - Note 7

The Company recognizes an allowance for expected credit losses (ECLs) for all debt instruments not held at fair value through profit or loss. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and the cash flows the Company expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

For trade receivables, the Company applies a simplified approach in calculating ECLs. Therefore, the Company does not track changes in credit risk, but instead recognizes an allowance for credit losses based on lifetime ECLs at each reporting date. The Company has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.

The Company considers a financial asset to be in default when internal or external information indicates that the Company is unlikely to receive the outstanding contractual amounts in full

F-14

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

before considering any credit enhancements held by the Company. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

ii)       Financial liabilities

Initial recognition and measurement

Financial liabilities are classified, at initial recognition, as financial liabilities at fair value through profit or loss, loans and borrowings, payables, or as derivatives designated as hedging instruments in an effective hedge, as appropriate.

All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings and payables, net of directly attributable transaction costs.

The Company’s financial liabilities include trade payables, loans and financing, notes payable, lease liabilities, advances from customers and accounts payable to selling shareholders.

Subsequent measurement

The measurement of financial liabilities depends on their classification, as described below:

Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading and financial liabilities designated upon initial recognition as at fair value through profit or loss.

Financial liabilities are classified as held for trading if they are incurred for the purpose of repurchasing in the near term. This category also includes, when applicable, derivative financial instruments entered into by the Company that are not designated as hedging instruments in hedge relationships as defined by IFRS 9. Gains or losses on liabilities held for trading are recognized in the statement of income.

Financial liabilities designated upon initial recognition at fair value through profit or loss are designated at the initial date of recognition, and only if the criteria in IFRS 9 are satisfied.

Loans and borrowings

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortized cost using the EIR method. Gains and losses are recognized in the statement of income when the liabilities are derecognized as well as through the EIR amortization process.

Amortized cost is calculated by considering any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included as finance expenses in the statement of income.

Derecognition

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognized in the statement of income.

F-15

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount is reported in the statement of financial position if there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, to realize the assets and settle the liabilities simultaneously.

e) Cash and cash equivalents

Cash and cash equivalents in the statement of financial position comprise cash at banks and on hand, and short-term financial investments with an original maturity of three months or less, which are subject to an insignificant risk of changes in value.

For the purpose of the statement of cash flows, cash and cash equivalents consist of cash and short-term financial investments, as they are considered an integral part of the Company’s cash management.

f) Property and equipment

Property and equipment are stated at cost, net of accumulated depreciation and accumulated impairment losses, if any.

Subsequent expenditures are capitalized only if it is probable that the future economic benefits associated with the expenditure will flow to the Company.

Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets, as follows:

Building	25 years
Machinery and equipment	10 years
Vehicles	4 years
Furniture and fixtures	10 years
IT equipment	5 years
Library books	10 years
Leasehold improvements	5 - 20 years

An item of property and equipment and any significant part initially recognized is derecognized upon disposal or when no future economic benefit is expected from its use or disposal. Any gain or loss arising on the derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the statement of income when the asset is derecognized.

The residual values, useful lives and methods of depreciation of property and equipment are reviewed at each financial year end and adjusted prospectively, if appropriate.

g) Leases

The Company assess at contract inception whether an arrangement is (or contains) a lease is based on the substance of the arrangement at the inception of the contract. The arrangement is, or contains, a lease if the arrangement conveys the right to control the use of the identified asset (or assets), even if that asset is (or those assets are) not explicitly specified in an arrangement for a period of time in exchange for consideration.

F-16

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

Company as a lessee

The Company applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The Company recognizes lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets.

Right-of-use assets

The Company recognizes right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Unless the Company is reasonably certain to obtain ownership of the leased asset at the end of the lease term, the recognized right-of-use assets are depreciated on a straight-line basis over the shorter of its estimated useful life and the lease term. Right-of-use assets are subject to impairment.

Lease liabilities

At the commencement date of the lease, the Company recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Company and payments of penalties for terminating a lease, if the lease term reflects the Company exercising the option to terminate. The variable lease payments that do not depend on an index or a rate are recognized as expense in the period on which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, the Company uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the in-substance fixed lease payments or a change in the assessment to purchase the underlying asset.

Short-term leases and leases of low-value assets

The Company applies the short-term lease recognition exemption to its short-term leases of properties (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the lease of low-value assets recognition exemption to leases that are considered of low value. Lease payments on short-term leases and leases of low-value assets are recognized as expense on a straight-line basis over the lease term.

h) Intangible assets

Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is their fair value at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses. Internally generated intangibles are not capitalized and the

F-17

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

related expenditure is reflected in the statement of income in the period in which the expenditure is incurred.

The useful lives of intangible assets are assessed as finite or indefinite.

Intangible assets with finite lives are amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired.

The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at the end of each reporting period. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are considered to modify the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in the statement of income in the expense category that is consistent with the function of the intangible assets.

Intangible assets with indefinite useful lives are not amortized, but are tested for impairment annually, either individually or at the cash-generating unit level. The assessment of indefinite life is reviewed annually to determine whether the indefinite life continues to be supportable. If not, the change in useful life from indefinite to finite is made on a prospective basis.

An intangible asset is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising upon derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the statement of income.

i) Impairment of non-financial assets

The Company assesses, at each reporting date, whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Company estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or CGU’s fair value less costs of disposal and its value in use. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs of disposal, recent market transactions are considered. If no such transactions can be identified, an appropriate valuation model is used. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded companies or other available fair value indicators.

The Company bases its impairment calculation on detailed budgets and forecast calculations, which are prepared separately for each of the Company’s CGUs to which the individual assets are allocated. These budgets and forecast calculations generally cover a period of five years, considering the companies activities and maturation period of its graduate and undergraduate courses. A long-term growth rate is calculated and applied to project future cash flows after the last projected year.

For impairment testing, goodwill acquired through business combinations and licenses with indefinite useful lives are allocated to their respective CGUs. The Company defined each of its

F-18

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

operating subsidiaries as a CGU, except for digital services segment, which combines subsidiaries of (i) “Content & Technology for medical education”; (ii) “Clinical Decision Software”; and (iii) “Practice Management Tools & Electronic Prescription”, where the subsidiaries were combined as one CGU following the business strategic pillars.

Whenever applicable, impairment losses of continuing operations are recognized in the statement of income in expense categories consistent with the function of the impaired asset.

For assets excluding goodwill, an assessment is made at each reporting date to determine whether there is an indication that previously recognized impairment losses no longer exist or have decreased. If such indication exists, the Company estimates the asset’s or CGU’s recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the statement of income.

Goodwill is tested for impairment annually as at December 31 and when circumstances indicate that the carrying value may be impaired.

Impairment is determined for goodwill by assessing the recoverable amount of each CGU (or group of CGUs) to which the goodwill relates. When the recoverable amount of the CGU is less than its carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.

Intangible assets with indefinite useful lives are tested for impairment annually as at December 31 at the CGU level, as appropriate, and when circumstances indicate that the carrying value may be impaired.

j) Investments

Investments in associates are initially recognized at consideration transferred and adjusted thereafter for the equity method, being increased or reduced from its interest in the investee's income after the acquisition date. An associate is an entity over which the Company has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee, but is not control or joint control over those policies.

k) Accounts payable to selling shareholders

These amounts represent liabilities related to the acquisitions made by the Company which are not yet due. Accounts payable to selling shareholders are presented as current liabilities unless payment is not due within 12 months after the reporting period. They are recognized initially at their fair value and subsequently measured at amortized cost using the effective interest method, except for the contingent consideration related to earn-outs, which are measured at fair value through profit or loss.

l) Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the

F-19

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

obligation. The expense relating to a provision is presented in the statement of income, net of any reimbursement, when applicable.

m) Dividends

The Company recognizes a liability to pay a dividend when the distribution is authorized and the distribution is no longer at the discretion of the Company. The distribution is authorized when it is required to pay a minimum dividend of the net income for the year in accordance with the Brazilian Corporate Law (applicable for Afya Brazil and its subsidiaries) and the Company’s By-Laws or is approved by the shareholders. In respect to the consolidated statement of changes in equity, the amount corresponding to the non-controlling interest over the dividends declared are recognized directly in equity.

n) Labor and social obligations

Labor and social obligations are expensed as the related service is provided. A liability is recognized for the amount expected to be paid if the Company has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

o) Share-based payments

Certain key executives of the Company receive remuneration in the form of share-based payments, which includes Stock Options and Restricted Stock Units (“RSUs”), whereby the executives render services as consideration for equity instruments (equity-settled transactions).

The expense of equity-settled transactions is determined by the fair value at the date when the grant is made using an appropriate valuation model.

That expense is recognized in selling, general and administrative expenses, together with a corresponding increase in equity, over the period in which the service and, where applicable, the performance conditions are fulfilled (the vesting period). The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Company’s best estimate of the number of equity instruments that will ultimately vest. The expense or credit in the statement of income for a period represents the movement in cumulative expense recognized as at the beginning and end of that period.

Service and non-market performance conditions are not considered when determining the grant date fair value of awards, but the likelihood of the conditions being met is assessed as part of the Company’s best estimate of the number of equity instruments that will ultimately vest. Market performance conditions are reflected within the grant date fair value. Any other conditions attached to an award, but without an associated service requirement, are considered to be non-vesting conditions. Non-vesting conditions are reflected in the fair value of an award and lead to an immediate expensing of an award unless there are also service and/or performance conditions.

No expense is recognized for awards that do not ultimately vest because non-market performance and/or service conditions have not been met. Where awards include a market or non-vesting condition, the transactions are treated as vested irrespective of whether the market or non-vesting condition is satisfied, provided that all other performance and/or service conditions are satisfied.

When the terms of an equity-settled award are modified, the minimum expense recognized is the grant date fair value of the unmodified award, provided the original vesting terms of the award are

F-20

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

met. An additional expense, measured as at the date of modification, is recognized for any modification that increases the total fair value of the share-based payment transaction, or is otherwise beneficial to the employee. Where an award is cancelled by the entity or by the counterparty, any remaining element of the fair value of the award is expensed immediately through the statement of income.

The dilutive effect of outstanding options is reflected as additional share dilution in the computation of diluted earnings per share.

p) Revenue from contracts with customers

Revenue recognition transferred over time

The Company's revenue consists primarily of tuition fees charged for medical courses. The Company also generates revenue from tuition fees for other undergraduate courses, student fees, certain education-related activities, digital education content and subscription of digital services.

Revenues are recognized when services are rendered to the customer and the performance obligation is satisfied.

Revenue from tuitions, digital education content and electronic medical records are recognized over time when services are rendered to the customer and the Company satisfies its performance obligation under the contract at an amount that reflects the consideration to which the Company expects to be entitled in exchange for those services. Revenues from tuitions are recognized net of scholarships and other discounts, refunds and taxes.

Other revenues are recognized at a point in time when the service is rendered to the customer at an amount that reflects the consideration to which the Company expects to be entitled in exchange for the service. Other revenues are presented net of the corresponding discounts, returns and taxes.

Revenue recognition transferred at point in time

Revenue from sale of printed books, e-books, healthcare payments, online platforms and marketing for pharmaceutical industry are recognized at the point in time when control of the asset or services is transferred to the customer, generally on delivery of the goods at the customer’s location and permission to access the digital content. The Company considers whether there are other promises in the contract that are separate performance obligations to which a portion of the transaction price needs to be allocated. In determining the transaction price for the printed books and e-books, the Company considers the effects of variable consideration, financing component, noncash consideration, and consideration payable to the customer to be not significant.

The Company concluded that it is the principal in its revenue arrangements.

The Company assesses collectability on a portfolio basis prior to recording revenue. Generally, students cannot re-enroll for the next academic session without satisfactory resolution of any past-due amounts. If a student withdraws from an institution, the Company's obligation to issue a refund depends on the refund policy at that institution and the timing of the student's withdrawal. Generally, the refund obligations are reduced over the course of the academic term.

Trade receivables

Trade receivables represent the Company’s right to an amount of consideration that is unconditional (i.e., only the passage of time is required before payment of the consideration is due). Refer to

F-21

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

accounting policies of financial assets in Financial instruments - initial recognition and subsequent measurement.

Advances from customers

Advances from customers (a contract liability) are the obligation to transfer services to a customer for which the Company has received consideration (or an amount of consideration is due) from the customer, as a result of pre-paid tuition, digital education content and mobile app subscription for digital medical content received from customers and is recognized separately in current liabilities, when the payment is received. Advances from customers are recognized as revenue when the Company performs all obligations related to the contract, generally in the following month.

q) Taxes

The Company’s subsidiaries in the undergrad segment joined the PROUNI (Programa Universidade para Todos - University for All Program) program, which is a federal program that exempts post-secondary institutions of some federal taxes in exchange for providing a certain number of student enrollment for low-income students, and benefits from the exemption of the following federal taxes:

• Income taxes and social contribution

• PIS and COFINS

The regulation of PROUNI defines that the revenue from traditional and technological graduation activities is exempt from PIS and COFINS. For income from other teaching activities, PIS and COFINS are charged at rates of 0.65% and 3.00%, respectively, and for non-teaching activities, PIS is charged at a rate of 1.65% and to COFINS at 7.6%.

Current income taxes

Current income taxes were calculated based on the criteria established by the Normative Instruction of the Brazilian Internal Revenue Service, specifically regarding the PROUNI program, which allows exemption of these taxes from traditional and technological graduation activities.

Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the reporting date.

Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

r) Treasury shares

Own equity instruments that are reacquired (treasury shares) are recognized at cost and deducted from equity. No gain or loss is recognized in profit or loss on the purchase, sale, issue or cancellation of the Company’s own equity instruments. Any difference between the carrying amount and the consideration, if reissued, is recognized in the share premium.

F-22

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

2.4 Changes in accounting policies and disclosures

New standards, interpretations and amendments issued and adopted by the Company

In the current year, the Company applied a series of changes to the IFRSs issued by the International Accounting Standards Board (IASB) that are mandatorily for an accounting period beginning on or after January 1, 2023, as listed below:

Amendments / standards	Description
Amendments to IAS 1 and IFRS Practice Statement 2 - Making Materiality Judgments

The amendments to IAS 1 and IFRS Practice Statement 2 provide guidance and examples to help entities apply materiality judgments to accounting policy disclosures. The amendments aim to help entities provide more useful accounting policy disclosures by replacing the requirement for entities to disclose their "material" accounting policies with a requirement to disclose their "material" accounting policies and adding guidance on how entities apply the concept of materiality when making decisions about accounting policy disclosures.

The amendments have had an impact on the Company’s disclosures of accounting policies, but not on the measurement, recognition or presentation of any items in the Company’s consolidated financial statements.

Amendments to IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors - Definition of Accounting Estimates

The amendments to IAS 8 clarify the distinction between changes in accounting estimates, changes in accounting policies and correction of errors. They also clarify how entities use measurement techniques and inputs to develop accounting estimates.

These amendments have no significant impact on the Company’s consolidated financial statements.

Amendments to IAS 12 - Income Taxes - International Tax Reform - Pillar Two Model Rules

In October 2021, more than 130 countries agreed to implement a minimum tax regime for multinational groups, known as Pillar Two, to reform the international corporate taxation. Pillar Two aims to ensure that multinational groups in scope are liable to a minimum effective corporate tax rate of 15 per cent per country.

In December 2021, the OECD released the Pillar Two model rules - accompanied by commentary and guidelines - which are due to be passed into national legislation but adapted by local conditions.

In response to the OECD's Pillar Two rules, the amendments to IAS 12 were introduced and include: (i) a mandatory temporary exception to the recognition and disclosure of deferred taxes arising from the jurisdictional implementation of the Pillar Two model rules; and (ii) disclosure requirements for affected entities to help users of the financial statements better understand an entity's exposure to Pillar Two income taxes arising from this legislation, especially prior to the effective date.

The countries where the Company has its tax domicile have not yet enacted any tax legislation in connection with Pillar Two. Therefore, these amendments have no significant impact on the Company’s consolidated financial statements as of December 2023

Amendments to IAS 12 Income Taxes - Deferred Tax related to Assets and Liabilities arising from a Single Transaction

The amendments to IAS 12 Income Taxes narrow the scope of the initial recognition exception, so that it no longer applies to transactions that generate equal taxable and deductible temporary differences, such as leases and decommissioning liabilities.

These amendments have no significant impact on the Company’s consolidated financial statements.

IFRS 17 - Insurance Contracts

IFRS 17 is a new accounting standard with scope for insurance contracts, covering recognition and measurement, presentation and disclosure. IFRS 17 replaces IFRS 4 - Insurance Contracts. IFRS 17 applies to all types of insurance contracts (such as life, property and casualty, direct insurance and reinsurance), regardless of the type of entities issuing them, as well as to certain guarantees and financial instruments with discretionary participation characteristics; Some scope exceptions will apply.

The overall objective of IFRS 17 is to provide a comprehensive accounting model for insurance contracts that is most useful and consistent for insurers, covering all relevant accounting aspects.

The Company does not have any contracts that meet the definition of an insurance contract under IFRS 17.

F-23

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

New standards, interpretations and amendments issued but not yet effective

The new and amended standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Company’s consolidated financial statements are presented below. The Company intends to adopt these new and amended standards and interpretations, if applicable, when they become effective.

Amendments / standards	Description
Amendments to IFRS 16: Lease Liability in a Sale and Leaseback

In September 2022, the IASB issued amendments to IFRS 16 to specify the requirements that a seller-lessee uses in measuring lease liability arising from a sale and lease back transaction, in order to ensure that the seller-lessee does not recognise any amount of the gain or loss that relates to the right of use that it holds.

The amendments are effective for annual financial statements periods beginning on or after January 1, 2024 and shall apply retrospectively to sale and leaseback transactions entered into after the initial application date of IFRS 16. Early adoption is permitted but must be disclosed.

Amendments to IAS 1: Classification of Liabilities as Current or Non-Current

In January 2020 and October 2022, the IASB issued amendments to paragraphs 69 to 76 of IAS 1 to specify the requirements for classifying liabilities as current or non-current. The amendments clarify:

• What is meant by the right to postpone liquidation;

• That the right to defer should exist at the end of the financial reporting period;

• That the rating is not affected by the likelihood that the entity will exercise its right to defer;

• That only if a derivative embedded in a convertible liability is itself an equity instrument, the terms of a liability will not affect its classification.

In addition, a disclosure requirement has been introduced where a liability arising from a loan agreement is classified as non-current and the entity's right to postpone liquidation is contingent on the fulfilment of future covenants within twelve months.

The changes are effective for annual financial statement periods beginning on or after January 1, 2024 and should be applied retrospectively.

Supplier Financing Agreements - Amendments to IAS 7 and IFRS 7

In May 2023, the IASB issued amendments to IAS 7 and IFRS 7 to clarify the characteristics of supplier financing arrangements and require additional disclosures of such arrangements. The disclosure requirements in the amendments are intended to assist users of the financial statements in understanding the effects of financing arrangements with suppliers on an entity's obligations, cash flows, and exposure to liquidity risk.

The changes are effective for annual financial statement periods beginning on or after January 1, 2024. Early adoption is permitted but must be disclosed.

These amendments are not expected to have significant impact on the Company’s consolidated financial statements.

3	Significant accounting judgments, estimates and assumptions

The preparation of the Company’s consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the accompanying disclosures. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods. Accounting estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are recognized prospectively.

Other disclosures relating to the Company’s exposure to risks and uncertainties includes:

•	Financial instruments risk management objectives and policies - Note 13.4
•	Sensitivity analysis disclosures - Note 13.4.1

F-24

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

Estimates and assumptions

The key assumptions about the future and other key sources of estimated uncertainty as of the reporting date that include a significant risk of a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are described below. The Company based its assumptions and estimates on parameters available when the consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances that arise and that are beyond the Company’s control. Such changes are reflected in the assumptions when they occur.

Identification and fair-value measurement of assets and liabilities acquired in a business combination

Business combinations are accounted for using the acquisition method. Such method requires recognizing and measuring the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquiree. The Company, as the acquirer, must classify or designate the identifiable assets and liabilities assumed on the basis of its own contractual terms, economic conditions, operating and accounting policies and other relevant conditions as at the acquisition date. Such assessment requires judgments from the Company on the methods used to determine the fair value of the assets acquired and liabilities assumed, including valuation techniques that may require prospective financial information inputs.

Impairment of non-financial assets

Impairment exists when the carrying value of an asset or cash generating unit (“CGU”) or group of CGUs exceeds its recoverable amount, defined as the higher of its fair value less costs of disposal and its value in use. The fair value less costs of disposal calculation is based on data available from binding sales transactions, conducted at arm’s length, for similar assets or observable market prices less incremental costs of disposing of the asset. The value in use calculation is based on a discounted cash flow model (“DCF” model). The cash flows are derived from the budget for the next five years and do not include restructuring activities to which the Company has not yet committed or significant future investments that will enhance the performance of the assets of the CGU being tested. The recoverable amount is sensitive to the discount rate used for the DCF model as well as to expected future cash-inflows and the growth rate used for extrapolation purposes.

These estimates are most relevant to goodwill and indefinite lived intangible assets recognized by the Company. The key assumptions used to determine the recoverable amount for each CGU, including a sensitivity analysis, are disclosed and further explained in Note 12.

Share-based compensation

Estimating fair value for share-based payment transactions requires determination of the most appropriate valuation model, which depends on the terms and conditions of the grant. This estimate also requires determination of the most appropriate inputs to the valuation model including the expected life of the share option or appreciation right, volatility and dividend yield and making assumptions about them. For the measurement of the fair value of equity-settled transactions, the Company uses the Binomial model. The assumptions and models used for estimating fair value for share-based payment transactions are disclosed in Note 16 (b).

Leases - Estimating the incremental borrowing rate

The Company cannot readily determine the interest rate implicit in the lease, therefore, it uses its incremental borrowing rate (IBR) to measure lease liabilities. The IBR is the rate of interest that the

F-25

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

Company would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment. The IBR therefore reflects what the Company ‘would have to pay’, which requires estimation when no observable rates are available (such as for subsidiaries that do not enter into financing transactions) or when they need to be adjusted to reflect the terms and conditions of the lease (for example, when leases are not in the subsidiary’s functional currency).

The Company estimates the IBR using observable inputs (such as market interest rates) when available and is required to make certain entity-specific estimates.

4	Segment information

The Company has three reportable segments as follows:

• Undergrad, which provides educational services through undergraduate courses related to medicine, other health sciences and other undergraduate programs;

• Continuing Education, which provides specialization programs and graduate courses in medicine; and

• Digital Services, which provides content and technology for medical education, clinical decisions software, practice management tools and electronic medical records, doctor-patient relationship, telemedicine and digital prescription for physicians and provides access and demand and efficiency for the healthcare players.

Segment information is presented consistently with the internal reports provided to the Company's Chief Executive Officer (CEO), which is the Chief Operating Decision Maker (CODM) and is responsible for allocating resources, assessing the performance of the Company's operating segments, and making the Company's strategic decisions.

No operating segments have been aggregated to form the reportable operating segments. There is only one geographic region, and the results are monitored and evaluated as a single business.

The tables below presents assets and liabilities information for the Company’s operating segments as of December 31, 2023 and 2022, respectively:

	Undergrad	Continuing Education	Digital Services	Total reportable segments	Adjustments and eliminations	Total
As of December 31, 2023
Total assets	7,104,154	180,555	310,989	7,595,698	(11,217)	7,584,481
Current assets	1,001,156	86,361	127,206	1,214,723	(11,217)	1,203,506
Non-current assets	6,102,998	94,194	183,783	6,380,975	-	6,380,975

Total liabilities and equity	7,104,154	180,555	310,989	7,595,698	(11,217)	7,584,481
Current liabilities	787,658	87,447	194,679	1,069,784	(11,217)	1,058,567
Non-current liabilities	2,783,855	57,608	41,439	2,882,902	-	2,882,902
Equity	3,532,641	35,500	74,871	3,643,012	-	3,643,012

Other disclosures
Investments in associate (i)	51,834	-	-	51,834	-	51,834
Capital expenditures (ii)	139,361	15,178	63,889	218,428	-	218,428

(i) Investment in UEPC is included in non-current assets in the statement of financial position.

(ii) Capital expenditures consider the acquisitions of property and equipment and intangible assets.

F-26

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

	Undergrad	Continuing Education	Digital Services	Total reportable segments	Adjustments and eliminations	Total
As of December 31, 2022
Total assets	6,775,829	149,254	275,564	7,200,647	(1,108)	7,199,539
Current assets	1,461,802	61,673	115,290	1,638,765	(1,108)	1,637,657
Non-current assets	5,314,027	87,581	160,274	5,561,882	-	5,561,882

Total liabilities and equity	6,775,829	149,254	275,564	7,200,647	(1,108)	7,199,539
Current liabilities	711,896	57,605	137,296	906,797	(1,108)	905,689
Non-current liabilities	2,938,960	63,990	40,742	3,043,692	-	3,043,692
Equity	3,124,973	27,659	97,526	3,250,158	-	3,250,158

Other disclosures
Investments in associate (i)	53,907	-	-	53,907	-	53,907
Capital expenditures (ii)	247,634	8,827	61,694	318,155	-	318,155

(i) Investment in UEPC is included in non-current assets in the statement of financial position.

(ii) Capital expenditures consider the acquisitions of property and equipment and intangible assets.

The tables below presents the statements of income for the Company’s operating segments for the years ended December 31, 2023, 2022 and 2021:

	December 31, 2023
	Undergrad	Continuing Education	Digital Services	Total reportable segments	Elimination (inter-segment transactions)	Total

External customer	2,511,018	146,827	218,068	2,875,913	-	2,875,913
Inter-segment	-	-	11,217	11,217	(11,217)	-
Revenue	2,511,018	146,827	229,285	2,887,130	(11,217)	2,875,913
Cost of services	(997,973)	(62,792)	(60,265)	(1,121,030)	11,217	(1,109,813)
Gross profit	1,513,045	84,035	169,020	1,766,100	-	1,766,100
Selling, general and administrative expenses						(1,014,684)
Other income, net						15,645
Operating income						767,061
Finance income						110,642
Finance expenses						(457,616)
Share of income of associate						9,495
Income before income taxes						429,582
Income taxes expenses						(24,166)
Net income						405,416

	December 31, 2022
	Undergrad	Continuing Education	Digital Services	Total reportable segments	Elimination (inter-segment transactions)	Total

External customer	2,037,889	108,806	182,362	2,329,057	-	2,329,057
Inter-segment	-	-	7,622	7,622	(7,622)	-
Revenue	2,037,889	108,806	189,984	2,336,679	(7,622)	2,329,057
Cost of services	(763,185)	(56,554)	(47,435)	(867,174)	7,622	(859,552)
Gross profit	1,274,704	52,252	142,549	1,469,505	-	1,469,505
Selling, general and administrative expenses						(798,153)
Other expenses, net						(7,252)
Operating income						664,100
Finance income						102,042
Finance expenses						(349,893)
Share of income of associate						12,184
Income before income taxes						428,433
Income taxes expenses						(35,677)
Net income						392,756

F-27

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

	December 31, 2021
	Undergrad	Continuing Education	Digital Services	Total reportable segments	Elimination (inter-segment transactions)	Total

External customer	1,498,408	72,983	147,980	1,719,371	-	1,719,371
Inter-segment	-	-	3,978	3,978	(3,978)	-
Revenue	1,498,408	72,983	151,958	1,723,349	(3,978)	1,719,371
Cost of services	(554,995)	(50,773)	(50,510)	(656,278)	3,978	(652,300)
Gross profit	943,413	22,210	101,448	1,067,071	-	1,067,071
Selling, general and administrative expenses						(622,615)
Other expenses, net						(3,561)
Operating income						440,895
Finance income						64,566
Finance expenses						(243,796)
Share of income of associate						11,797
Income before income taxes						273,462
Income taxes expenses						(31,179)
Net income						242,283

Seasonality of operations

Undergrad’s tuition revenues are related to the intake process and monthly tuition fees charged to students over the period; thus, does not have significant fluctuations during the year. Continuing Education revenues are related to monthly intakes and tuition fees and do not have a considerable concentration in any period. Digital Services is comprised mainly of Medcel, Pebmed, and iClinic revenues. While Pebmed and iClinic do not have significant fluctuation regarding seasonality, Medcel’s revenue is concentrated in the first and last quarter of the year due to the enrollments. In addition, the majority of Medcel’s revenues are derived from printed books and e-books, which are recognized at the point in time when control is transferred to the customer. Consequently, the Digital Services segment generally has higher revenues and results of operations in the first and last quarters of the year than in the second and third quarters.

5	Business combinations

5.1 Acquisition in 2023

The fair values of the identifiable assets acquired and liabilities assumed as of acquisition date were:

Assets	DelRey
Cash and cash and equivalents	7,804
Trade receivables	33,741
Inventories	139
Recoverable taxes	589
Other assets	8,563
Property and equipment	24,980
Right-of-use assets	65,408
Intangible assets	728,777
870,001
Liabilities
Trade payables	12,253
Lease liabilities	65,408
Labor and social obligations	6,252
Taxes and contributions payable	2,282
Advances from customers	38,327
Provision for legal proceedings	152
Other liabilities	4,189
128,863
Total identifiable net assets at fair value	741,138

Goodwill arising on acquisition	75,098

F-28

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

Purchase consideration transferred	816,236
Cash paid	575,000
Consideration to be transferred	234,000
Digital solutions (i)	7,236
Analysis of cash flows on acquisition:
Transaction costs of the acquisition (included in cash flows from operating activities)	12,332
Cash paid net of cash acquired with the subsidiary (included in cash flows from investing activities)	567,196
Net of cash flow on acquisition	579,528

(i) The total consideration transferred included the obligation to offer digital solutions, especially from Medcel, Pebmed and Medical Harbour, through access (free-of-charge) to medical students of other medical schools held by the selling shareholders, not subject to this acquisition, from 2023 to 2030. This purchase consideration was measured using assumptions such as numbers of approved medical seats, current digital solutions prices, inflation and present value discount rates. The balances of such consideration are classified as other liabilities on the statement of financial position.

(a) Acquisition of DelRey

On January 2, 2023, Afya Brazil acquired 100% of the share capital of DelRey. The original aggregate purchase price of R$832,236 was adjusted by R$16,000, in favor of the Company, to R$816,236 comprised by: i) R$809,000 of which R$575,000 was paid in cash on the transaction closing date, and R$234,000 is payable in cash in three annual installments, respectively, of R$134,000 in January 2024, R$50,000 in January 2025 and R$50,000 in January 2026, adjusted by the SELIC rate; and ii) offer of AFYA’s digital solutions free of charge until December 31, 2030, for students of medicine of universities owned by the sellers which are not part of the transaction. The fair value of this service was estimated at R$7,236 at the acquisition date. There are 84 additional seats still pending approval which, if approved by MEC, will result in a potential additional payment of up to R$105,000. Given the future event that will trigger the potential payout is not under the Company’s control, the probability of such payout cannot be reliably estimated and accordingly the contingent consideration was not measured at the acquisition date. Should the additional seats be approved, it will result in additional licenses, which will be measured accordingly if and when approved.

DelRey is a post-secondary education institution with governmental authorization to offer on-campus, undergraduate degrees and graduate programs in medicine and health, as well as other courses, in the States of Alagoas and Pernambuco. The acquisition contributes 340 medical school seats to Afya. With the acquisition, Afya further consolidates its presence in the Brazilian Northeast, entering a new State in the region.

The acquisition of DelRey was accounted for under IFRS 3 - Business Combinations.

Transaction costs to date amount to R$12,332 and were expensed and are included in selling, general and administrative expenses in the consolidated statement of income.

At the acquisition date, the fair value of the trade receivables acquired is substantially the same as its carrying amount.

The goodwill recognized includes the value of expected synergies arising from the acquisition, which is not separately recognized. Goodwill is allocated entirely to the Undergrad segment. The goodwill recognized is not expected to be deductible for income taxes purposes.

The Company did not recognize deferred taxes related to the business combination because the tax basis and the accounting basis, including fair value adjustments, were the same at the date of the business combination.

The Company engaged an independent valuation specialist to assist Management to assess the fair value of the assets acquired and liabilities assumed at date of acquisition. The valuation techniques used for measuring the fair value of separately identified intangible assets acquired were as follows:

F-29

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

Intangible assets acquired	Valuation technique
Licenses

With-and-without method

The with-and-without method consists of estimating the fair value of an asset by the difference between the value of this asset in two scenarios: a scenario considering the existence of the asset in question and another considering its non-existence.

Customer relationships

Multi-period excess earnings method

The method considers the present value of net cash flows expected to be generated by customer relationships, by excluding any cash flows related to contributory assets.

The valuation technique for property and equipment consists of determining the fair value of an asset by using methodologies like replacement costs and market value.

DelRey has contributed R$240,107 of revenue and R$82,147 of income before income taxes to the Company in 2023.

5.2 Acquisitions in 2022

The fair values of the identifiable assets acquired and liabilities assumed as of acquisition date were:

Assets	Além da Medicina	CardioPapers	Glic
Cash and cash and equivalents	298	3,648	151
Trade receivables	1,705	1,350	94
Other assets	266	1	36
Property and equipment	37	43	-
Intangible assets	20,299	28,655	15,395
	22,605	33,697	15,676
Liabilities
Trade payables	705	1,703	1
Labor and social obligations	79	60	-
Taxes and contributions payable	1,182	352	91
Advances from customers	6,185	3,893	-
Other liabilities	-	-	574
	8,151	6,008	666
Total identifiable net assets at fair value	14,454	27,689	15,010

Goodwill arising on acquisition	12,335	14,324	15,587
Purchase consideration transferred	26,789	42,013	30,597
Cash paid	14,952	34,924	21,602
Contingent consideration	11,074	7,422	8,995
Consideration to be transferred (Price adjustment)	763	(333)	-
Analysis of cash flows on acquisition:
Transaction costs of the acquisition (included in cash flows from operating activities)	227	274	222
Cash paid net of cash acquired with the subsidiary (included in cash flows from investing activities)	14,654	31,276	21,451
Net of cash flow on acquisition	14,881	31,550	21,673

(a) Acquisition of Além da Medicina

On March 4, 2022, Afya Brazil acquired 100% of the share capital of BMV Atividades Médicas Ltda. (“Além da Medicina”). The aggregate purchase price of R$26,789 is comprised by: i) R$14,952 paid in cash on the transaction closing date; ii) an earn-out (“contingent consideration”) of up to R$19,200 is payable in connection with revenue target achievements for 2023 and 2024; and iii) price adjustment related to net debt of R$763 in favor of selling shareholders. The contingent consideration of R$11,074 is based on the present value of the obligation considering the facts and circumstances at the acquisition date. See Note 13.2.3 for further details of the earn-out amounts as of December 31, 2022.

F-30

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

Além da Medicina is a medical content online platform for physicians and medical students that provides educational tools besides technical medical content that can assist them throughout their careers. Its contents include mentoring for residency, soft skills and finance, accounting, and investment basics for physicians.

The acquisition of Além da Medicina was accounted for under IFRS 3 - Business Combinations.

Transaction costs to date amount to R$227 and were expensed and are included in selling, general and administrative expenses in the consolidated statement of income.

At the acquisition date, the fair value of the trade receivables acquired equals its carrying amount.

The goodwill recognized includes the value of expected synergies arising from the acquisition, which is not separately recognized. Goodwill is allocated entirely to Digital Services segment. The goodwill recognized is not expected to be deductible for income taxes purposes.

The Company did not recognize deferred taxes related to the business combination because the tax basis and the accounting basis, including fair value adjustments, were the same at the date of the business combination.

The valuation techniques used for measuring the fair value of separately identified intangible assets acquired were as follows:

Intangible assets acquired	Valuation technique
Trademark

Relief from royalty

This methodology is based on the market remuneration of the use license granted to third parties. The value of the asset is restated by the savings of royalties that the owner would have to own the asset. It is necessary to determine a royalty rate that reflects the appropriate remuneration of the asset. The royalty payments, net of taxes, are discounted to present value.

Customer relationships

Multi-period excess earnings method

The method considers the present value of net cash flows expected to be generated by customer relationships, by excluding any cash flows related to contributory assets.

Educational content

Replacement cost

This methodology is based on the estimated cost of replacing the referred asset with a new one (acquisition or reconstruction), adjusted to reflect the losses in value resulting from the physical deterioration and the functional and economic obsolescence of that asset.

Developed technology intangible assets

Replacement cost

This methodology is based on the estimated cost of replacing the referred asset with a new one (acquisition or reconstruction), adjusted to reflect the losses in value resulting from the physical deterioration and the functional and economic obsolescence of that asset.

Além da Medicina has contributed R$12,859 of revenue and R$1,448 of income before income taxes to the Company in 2022. Should the acquisition had taken place at the beginning of the year, revenue for the year ended December 31, 2022 would have been increased by R$2,529 and income before income taxes would have been increased by R$867.

(b) Acquisition of CardioPapers

On April 5, 2022, Afya Brazil acquired 100% of the share capital of Cardiopapers Soluções Digitais Ltda. (“CardioPapers”). The aggregate purchase price of R$42,013 is comprised by: i) R$34,924 paid in cash on the transaction closing date; ii) an earn-out (“contingent consideration”) of up of R$15,000 is payable in connection with revenue target achievements for 2023 and 2024 and other

F-31

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

goals; and iii) price adjustment related to net debt of R$333 in favor of Afya Brazil. The contingent consideration of R$7,422 is based on the present value of the obligation considering the facts and circumstances at the acquisition date. See Note 13.2.3 for further details of the earn-out amounts as of December 31, 2022.

CardioPapers is the main medical content and education platform in the Cardiology field, offering courses and books developed by physicians and for physicians, covering all phases of the medical career, aligned with Afya’s overall business strategy.

The acquisition of CardioPapers was accounted for under IFRS 3 – Business Combinations.

Transaction costs to date amount to R$274 and were expensed and are included in selling, general and administrative expenses in the consolidated statement of income.

At the acquisition date, the fair value of the trade receivables acquired equals its carrying amount.

The goodwill recognized includes the value of expected synergies arising from the acquisition, which is not separately recognized. Goodwill is allocated entirely to Digital Services segment. The goodwill recognized is not expected to be deductible for income taxes purposes.

The Company did not recognize deferred taxes related to the business combination because the tax basis and the accounting basis, including fair value adjustments, were the same at the date of the business combination.

The valuation techniques used for measuring the fair value of separately identified intangible assets acquired were as follows:

Intangible assets acquired	Valuation technique
Trademark

Relief from royalty

This methodology is based on the market remuneration of the use license granted to third parties. The value of the asset is restated by the savings of royalties that the owner would have to own the asset. It is necessary to determine a royalty rate that reflects the appropriate remuneration of the asset. The royalty payments, net of taxes, are discounted to present value.

Customer relationships

Multi-period excess earnings method

The method considers the present value of net cash flows expected to be generated by customer relationships, by excluding any cash flows related to contributory assets.

Educational content

Replacement cost

This methodology is based on the estimated cost of replacing the referred asset with a new one (acquisition or reconstruction), adjusted to reflect the losses in value resulting from the physical deterioration and the functional and economic obsolescence of that asset.

Copyrights

Relief from royalty

This methodology is based on the market remuneration of the use license granted to third parties. The value of the asset is restated by the savings of royalties that the owner would have to own the asset. It is necessary to determine a royalty rate that reflects the appropriate remuneration of the asset. The royalty payments, net of taxes, are discounted to present value.

CardioPapers has contributed R$9,934 of revenue and R$2,352 of income before income taxes to the Company in 2022. Should the acquisition had taken place at the beginning of the year, revenue for the year ended December 31, 2022 would have been increased by R$2,117 and income before income taxes would have been decreased by R$2,041.

F-32

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

(c) Acquisition of Glic

On May 23, 2022, Afya Brazil acquired 100% of the share capital of Quasar Telemedicina Desenvolvimento de Sistemas Computacionais Ltda. (“Glic”). The aggregate purchase price of R$30,597 is comprised by: i) R$21,602 paid in cash on the transaction closing date and ii) an earn-out (“contingent consideration”) of up of R$12,000 is payable in connection with revenue target achievements for 2023 and 2024 and product development goals. The contingent consideration of R$8,995 is based on the present value of the obligation considering the facts and circumstances at the acquisition date. See Note 13.2.3 for further details of the earn-out amounts as of December 31, 2022.

Glic is a free diabetes care and management app solution for physicians and patients that uses technology to improve diabetes education and daily routine practices, connecting users, devices and healthcare providers.

The acquisition of Glic was accounted for under IFRS 3 - Business Combinations.

Transaction costs to date amount to R$222 and were expensed and are included in selling, general and administrative expenses in the consolidated statement of income.

At the acquisition date, the fair value of the trade receivables acquired equals its carrying amount.

The goodwill recognized includes the value of expected synergies arising from the acquisition, which is not separately recognized. Goodwill is allocated entirely to Digital Services segment. The goodwill recognized is not expected to be deductible for income taxes purposes.

The Company did not recognize deferred taxes related to the business combination because the tax basis and the accounting basis, including fair value adjustments, were the same at the date of the business combination.

The valuation techniques used for measuring the fair value of separately identified intangible assets acquired were as follows:

Intangible assets acquired	Valuation technique
Trademark

Relief from royalty

This methodology is based on the market remuneration of the use license granted to third parties. The value of the asset is restated by the savings of royalties that the owner would have to own the asset. It is necessary to determine a royalty rate that reflects the appropriate remuneration of the asset. The royalty payments, net of taxes, are discounted to present value.

Customer relationships

Multi-period excess earnings method

The method considers the present value of net cash flows expected to be generated by customer relationships, by excluding any cash flows related to contributory assets.

Developed technology intangible assets

Replacement cost

This methodology is based on the estimated cost of replacing the referred asset with a new one (acquisition or reconstruction), adjusted to reflect the losses in value resulting from the physical deterioration and the functional and economic obsolescence of that asset.

Glic has contributed R$389 of revenue and R$1,539 of losses before income taxes to the Company in 2022. Should the acquisition had taken place at the beginning of the year, revenue for the year ended December 31, 2022 would have been increased by R$173 and income before income taxes would have been decreased by R$700.

F-33

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

6	Cash and cash equivalents

	2023	2022

Cash and bank deposits	11,746	57,509
Cash equivalents	541,284	1,035,573
	553,030	1,093,082

Cash equivalents correspond mainly to financial investments in Bank Certificates of Deposit (“CDB”) with highly rated financial institutions and investments funds managed by highly rated financial institutions.

As of December 31, 2023, the average interest on these investments is equivalent to 100.8% of the CDI rate (December 31, 2022: 99.21%). These funds are available for immediate use and have an insignificant risk of changes in value. Cash equivalents denominated in U.S. dollars totaled R$23,173 as of December 31, 2023 (December 31, 2022: R$24,447).

7	Trade receivables

	2023	2022

Tuition fees	461,066	356,074
Educational content (i)	49,135	50,913
FIES	62,971	62,325
Educational credits (ii)	29,391	27,535
Mobile app subscription (iii)	29,091	27,675
Other	15,667	14,923
	647,321	539,445
(-) Allowance for expected credit losses	(61,398)	(44,046)
	585,923	495,399
Current	546,438	452,831
Non-current	39,485	42,568

(i) Related to trade receivables from sales of printed books, e-books and medical courses through digital platform from Medcel, Além da Medicina e Cardiopapers.

(ii) Related to the financing programs offered by our subsidiaries to its students that existed prior to the acquisitions. The Company closed such programs to new enrolments and maintained only the agreements that were outstanding as of the acquisition date.

(iii) Related to trade receivables from mobile applications subscriptions for digital medical content.

As of December 31, 2023 and 2022, the aging of trade receivables was as follows:

	2023	2022

Neither past due nor impaired	323,614	261,025
Past due
1 to 30 days	73,563	56,280
31 to 90 days	109,908	90,734
91 to 180 days	85,193	80,522
More than 180 days	55,043	50,884
	647,321	539,445

F-34

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

The changes in the allowance for doubtful accounts for the years ended December 31, 2023, 2022 and 2021, was as follows:

	2023	2022	2021

Balances at the beginning of the year	(44,046)	(45,013)	(32,980)
Additions	(74,552)	(42,708)	(47,819)
Write-offs	57,200	43,675	35,786
Balances at the end of the year	(61,398)	(44,046)	(45,013)

8	Related parties

The table below summarizes the balances and transactions with related parties:

	2023	2022

Assets
Trade receivables (i)	693	917
Other assets (ii)	285	1,975
	978	2,892
Current	792	2,892
Non-current	186	-

Liabilities
Accounts payable to selling shareholders (iii)	-	30,653
	-	30,653
Current	-	30,653
Non-current	-	-

	2023	2022	2021

Other income (expenses)
UEPC (i)	465	477	752
EMIVE Patrulha 24 Horas Ltda. (iv)	(6)	-	-
	459	477	752

Leases
RVL Esteves Gestão Imobiliária S.A.	23,434	20,394	15,336
UNIVAÇO Patrimonial Ltda.	3,582	3,409	3,210
IESVAP Patrimonial Ltda.	5,170	4,920	4,560
	32,186	28,723	23,106

(i) Refers to sales of educational content from Medcel to UEPC.

(ii) Refers to expenses to be reimbursed by Bertelsmann SE& Co. KGaA.

(iii) Refers to amounts payable to our shareholder Nicolau Carvalho Esteves regarding the agreement to which Afya Brazil acquired the right to develop ITPAC Garanhuns medical school, a greenfield unit. The last installment was paid in November 2023.

(iv) Refers to amounts of expenses related to security services provided by a company of which one of Afya’s main shareholders has significant influence.

Lease agreements with RVL Esteves Gestão Imobiliária S.A.

Afya Brazil has entered into lease agreements with RVL Esteves Gestão Imobiliária S.A. (“RVL”), an entity controlled by the shareholder Nicolau Carvalho Esteves and of which Mr. Renato Esteves is an executive officer, as described below:

On June 21, 2016, RVL entered into lease agreements (as amended on April 26, 2018) with ITPAC Araguaína and ITPAC Porto, pursuant to which RVL agreed to lease campuses to those entities in the cities of Araguaína and Porto Nacional, both located in the State of Tocantins. The lease

F-35

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

agreements are adjustable in accordance with the provisions of each lease agreement. The lease agreements are for an initial term of 20 years and are renewable for an additional 20 years subject to the provisions of each lease agreement.

On November 1, 2016, RVL entered into a lease agreement with Afya Brazil, pursuant to which RVL agreed to lease to Afya Brazil certain offices in the city of Nova Lima, State of Minas Gerais, where Afya Brazil’s executive offices are located. On February 9, 2019, the agreement was amended to extend lease terms and adjust the lease amounts, subject to certain discount conditions set forth in the lease agreement and adjustable in accordance with the provisions of the lease agreement. The lease agreement is for an initial term of five years and may be renewable for an additional five years subject to the provisions of the lease agreement.

On September 6, 2018, RVL entered into a lease agreement with ITPAC Araguaína, pursuant to which RVL agreed to lease to ITPAC the new ITPAC campus by RVL in the city of Palmas, State of Tocantins. The lease agreement is for an amount equal to 7.5% of the monthly revenue of ITPAC during the prior semester and will be effective (and become due) once the new ITPAC campus becomes operational, subject to the provisions of the lease agreement. Since 2022, the campus is fully operational. The lease agreement is for an initial term of 20 years and is renewable for an additional 20 years.

On October 30, 2019, RVL entered into a lease agreement with IPTAN, pursuant to which RVL agreed to lease to IPTAN the new IPTAN medical campus, in the city of Santa Inês, State of Maranhão. The lease agreement is for a monthly amount equal to (i) up to June 2020, R$12 and (ii) from July 2020 until March 2024, 6.5% of the monthly revenue of IPTAN during the prior semester, adjusted in accordance with the provisions of the lease agreement. The lease agreement is for an initial term of five years starting in January 2021, when the campus becomes operational and may be renewable for an additional five years subject to the provisions of the lease agreement.

On August 2, 2021, RVL entered into a lease agreement with ITPAC Araguaína, pursuant to which RVL agreed to lease to ITPAC the new ITPAC Garanhuns medical campus, in the city of Garanhuns, State of Pernambuco. The lease agreement is for a monthly amount equal to (i) up to June 2022, R$40; (ii) from July 2022 until December 2028, 6.5% of the monthly revenue of ITPAC Garanhuns during the prior semester, adjusted in accordance with the provisions of the lease agreement; and (iii) as from January 2029, the monthly amount should be adjusted by the inflation rate (IPCA). The lease agreement is for a term of 20 years.

The lease payments in connection with the lease agreements with RVL totaled R$23,434, R$20,394 and R$15,336 in the years ended December 31, 2023, 2022 and 2021, respectively.

Lease agreement with UNIVAÇO Patrimonial Ltda.

On July 14, 2016, UNIVAÇO Patrimonial Ltda., an entity controlled by the shareholder Nicolau Carvalho Esteves and of which Ms. Rosângela Esteves is the chief executive officer, entered into a lease agreement with UNIVAÇO, a subsidiary of Afya Brazil, pursuant to which UNIVAÇO Patrimonial Ltda. agreed to lease the UNIVAÇO campus to UNIVAÇO, located in the city of Ipatinga, State of Minas Gerais. The lease agreement is adjustable in accordance with the provisions of the lease agreement. The lease agreement is for an initial term of 20 years and is renewable for an additional 20 years subject to the provisions of the lease agreement. The lease payments in connection with this lease agreement totaled R$3,582, R$3,409 and R$3,210 in the years ended December 31, 2023, 2022 and 2021, respectively.

F-36

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

Lease agreement with IESVAP Patrimonial Ltda.

On April 25, 2018, IESVAP Patrimonial Ltda., an entity controlled by the shareholder Nicolau Carvalho Esteves and of which Mr. Renato Esteves is an executive officer, entered into a lease agreement with IESVAP, a subsidiary of Afya Brazil, pursuant to which IESVAP Patrimonial Ltda. agreed to lease the IESVAP campus to IESVAP located in the city of Parnaíba, State of Piauí. The lease agreement is for an amount equal to 7.5% of the monthly revenue of IESVAP until maturation. The lease agreement is for an initial term of 20 years and is renewable for an additional 20 years subject to the provisions of the lease agreement. The lease payments in connection with this lease agreement totaled R$5,170, R$4,920 and R$4,560 in the years ended December 31, 2023, 2022 and 2021, respectively.

Key management personnel compensation

Key management personnel compensation included in the Company’s consolidated statement of income comprised the following:

	2023	2022	2021

Short-term employee benefits	16,979	13,564	11,933
Share-based compensation plans	21,380	13,116	20,251
	38,359	26,680	32,184

Compensation of the Company’s key management includes short-term employee benefits comprised by salaries, labor and social charges, and other ordinary short-term employee benefits. The amounts disclosed in the table above are the amounts recognized as an expense in selling, general and administrative expenses during the reporting period related to key management personnel.

The executive officers participate in share-based compensation plans described in Note 16 (b).

9	Other assets

As of December 31, 2023, the Company has R$176,251 (December 31, 2022: R$243,501) accounted for as Other assets as follow:

	2023	2022

Indemnification assets (i)	81,855	145,300
Advances	39,890	30,626
Judicial deposits	14,187	12,693
Prepaid expenses	15,820	18,441
Other FIES receivables	8,674	26,440
Dividends	1,668	-
Deferred tax assets	3,233	-
Other assets	10,924	10,001
	176,251	243,501
Current	58,905	51,745
Non-current	117,346	191,756

(i) Under the terms of the Share Purchase and Sale Agreements (“Agreements”) between the Company and the selling shareholders of subsidiaries acquired, the Company assesses that the selling shareholders are exclusively responsible for any provisions (including labor, tax and civil), which are or will be the subject of a claim by any third party, arising from the act or fact occurred, by action or omission, prior to or on the closing dates of the acquisitions. As disclosed in Note 23(b), Unigranrio has entered into a tax amnesty program in August 2023 for settling a tax proceeding, which resulted in the write-off of R$20,000 of indemnification assets. The remaining variance is due to the expiration of the related contingent liabilities recognized at business combinations, mostly due to R$ 28,500 related to tax matters.

F-37

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

10	Investment in associate

The Company holds a 30% interest in UEPC, a medical school located in the Federal District that offers higher education and post-graduate courses, both in person and long-distance learning. The Company’s interest in UEPC is accounted for using the equity method. The table below illustrates the summarized financial information of the Company’s investment in UEPC:

	2023	2022

Current assets	29,004	32,651
Non-current assets	120,289	122,378
Current liabilities	(28,842)	(22,840)
Non-current liabilities	(91,613)	(96,442)
Equity	28,838	35,747
Company’s share in equity - 30%	8,651	10,724
Goodwill	43,183	43,183
Carrying amount of the investment	51,834	53,907

	2023	2022	2021

Revenue	148,042	138,584	127,618
Cost of services	(71,282)	(57,421)	(57,935)
Selling, general and administrative expenses	(37,205)	(34,991)	(24,025)
Finance results	(6,123)	(4,103)	(4,585)
Income before income taxes	33,432	42,069	41,073
Income taxes expenses	(1,782)	(1,456)	(1,748)
Net income	31,650	40,613	39,325
Company’s share of income	9,495	12,184	11,797

	2023	2022	2021

Opening balance	53,907	48,477	51,410
Dividends received	(9,900)	(6,754)	(11,770)
Dividends receivable (included in Other assets)	(1,668)	-	(2,960)
Share of income	9,495	12,184	11,797
Closing balance	51,834	53,907	48,477

The Company tests the recoverability of the carrying amount of goodwill at least annually. As of December 31, 2023 and 2022, no impairment had to be recognized for this goodwill.

F-38

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

11	Property and equipment

Cost	Building	Machinery and equipment	Lands	Vehicles	Furniture and fixtures	IT equipment	Library books	Leasehold improvements	Construction in progress	Total

As of January 1, 2021	25,919	68,503	13,401	1,215	29,131	28,511	21,624	122,005	3,706	314,015
Additions	1,384	10,268	5,451	111	21,075	19,511	3,392	4,720	59,957	125,869
Business combinations	-	12,810	-	346	16,684	10,138	5,142	17,425	3,078	65,623
Write-off (i)	62	(14,213)	-	(205)	2,862	(4,985)	(86)	(550)	(417)	(17,532)
Transfer	25,068	3	-	-	82	9	-	9,376	(34,538)	-
As of December 31, 2021	52,433	77,371	18,852	1,467	69,834	53,184	30,072	152,976	31,786	487,975
Additions	527	36,486	-	968	26,047	15,766	645	2,667	85,026	168,132
Business combinations	-	45	-	-	-	35	-	-	-	80
Write-off (i)	13	(8,159)	-	(933)	500	(6,992)	-	-	(78)	(15,649)
Transfer	38,884	(5,353)	-	(449)	(5,669)	6,600	6,645	(9,797)	(30,046)	815
As of December 31, 2022	91,857	100,390	18,852	1,053	90,712	68,593	37,362	145,846	86,688	641,353
Additions	96	20,071	-	776	17,914	21,135	985	49	57,409	118,435
Business combination	-	7,729	-	-	4,384	734	1,329	10,741	63	24,980
Write-off (i)	-	(9,411)	-	(475)	(1,443)	(7,979)	(7,788)	(286)	-	(27,382)
Transfer	1,279	1,202	-	-	(708)	327	-	108,098	(110,198)	-
As of December 31, 2023	93,232	119,981	18,852	1,354	110,859	82,810	31,888	264,448	33,962	757,386

Depreciation
As of January 1, 2021	-	(19,322)	-	(171)	(8,089)	(10,851)	(10,817)	(4,384)	-	(53,634)
Depreciation	(1,673)	(7,215)	-	(196)	(5,601)	(7,529)	(3,416)	(4,831)	-	(30,461)
Write-off (i)	-	10,146	-	147	1,194	3,458	633	350	-	15,928
As of December 31, 2021	(1,673)	(16,391)	-	(220)	(12,496)	(14,922)	(13,600)	(8,865)	-	(68,167)
Depreciation	(3,472)	(11,166)	-	(284)	(7,725)	(10,140)	(3,415)	(8,849)	-	(45,051)
Write-off (i)	-	5,474	-	791	153	7,350	67	117	-	13,952
Transfer	(606)	1,453	-	1	9,719	(4,125)	(5,940)	(502)	-	-
As of December 31, 2022	(5,751)	(20,630)	-	288	(10,349)	(21,837)	(22,888)	(18,099)	-	(99,266)
Depreciation	(4,242)	(14,900)	-	(325)	(12,556)	(13,286)	(3,327)	(26,271)	-	(74,907)
Write-off (i)	118	6,684	-	235	2,528	8,254	7,563	90	-	25,472
Transfer	196	3	-	-	-	(3)	-	(196)	-	-
As of December 31, 2023	(9,679)	(28,843)	-	198	(20,377)	(26,872)	(18,652)	(44,476)	-	(148,701)

Net book value
As of December 31, 2023	83,553	91,138	18,852	1,552	90,482	55,938	13,236	219,972	33,962	608,685
As of December 31, 2022	86,106	79,760	18,852	1,341	80,363	46,756	14,474	127,747	86,688	542,087

(i) Refers to items written-off as result of lack of expectation of future use, in connection with the Company’s physical inventory procedures.

The Company assesses at each reporting date, whether there is an indication that a property and equipment asset may be impaired. If any indication exists, the Company estimates the asset’s recoverable amount. There were no indications of impairment of property and equipment as of and for the years ended December 31, 2023, 2022 and 2021.

F-39

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

12	Intangible assets and goodwill

	Goodwill	Licenses with indefinite useful life	Trademark	Customer relationships	Software	Education content	Developed technology	Educational platform	Software in progress	Other	Total

Cost
As of January 1, 2021	810,656	1,451,270	75,014	283,539	16,221	17,305	355	27,902	2,297	-	2,684,559
Additions (vi)	-	108,000	-	684	3,044	-	996	39,686	23,700	-	176,110
Write-off *	-	-	-	-	1,020	-	-	(2,743)	(417)	-	(2,140)
Business combinations	373,680	606,136	58,355	147,054	1,474	-	33,046	11,599	3,267	-	1,234,611
As of December 31, 2021	1,184,336	2,165,406	133,369	431,277	21,759	17,305	34,397	76,444	28,847	-	4,093,140
Additions (i) (ii)	39,100	24,408	-	80	1,423	11,231	32,879	14,761	26,141	-	150,023
Write-off *	-	-	(22)	-	(381)	(7)	-	(9)	(28)	-	(447)
Remeasurement (iii)	(8,637)	-	-	-	-	-	-	-	-	-	(8,637)
Transfer	-	-	(2,472)	530	20,466	38,433	17,953	(35,499)	(40,226)	-	(815)
Business combinations	42,246	-	51,185	3,929	33	2,627	5,520	-	-	1,055	106,595
As of December 31, 2022	1,257,045	2,189,814	182,060	435,816	43,300	69,589	90,749	55,697	14,734	1,055	4,339,859
Additions	-	-	-	-	1,314	9,827	37,712	23,164	27,976	-	99,993
Write-off *	-	-	-	-	(2,235)	-	-	(911)	(125)	-	(3,271)
Remeasurement (iv)	2,556	-	-	-	-	-	-	-	-	-	2,556
Transfer	-	-	-	-	28,708	4,785	16	(3,058)	(30,451)	-	-
Business combination (v)	75,098	586,263	-	142,451	63	-	-	-	-	-	803,875
As of December 31, 2023	1,334,699	2,776,077	182,060	578,267	71,150	84,201	128,477	74,892	12,134	1,055	5,243,012

Amortization
As of January 1, 2021	-	-	(3,502)	(85,832)	(6,256)	(7,692)	(32)	(8,235)	-	-	(111,549)
Amortization	-	-	(5,027)	(56,438)	(5,844)	(8,980)	(625)	(3,608)	-	-	(80,522)
Write-off *	-	-	-	-	(599)	-	-	365	-	-	(234)
As of December 31, 2021	-	-	(8,529)	(142,270)	(12,699)	(16,672)	(657)	(11,478)	-	-	(192,305)
Amortization	-	-	(6,426)	(70,093)	(4,943)	(9,634)	(9,436)	(5,874)	-	(79)	(106,485)
Write-off *	-	-	-	-	365	57	-	-	-	-	422
Transfer	-	-	-		-	(313)	-	313	-	-	-
As of December 31, 2022	-	-	(14,955)	(212,363)	(17,277)	(26,562)	(10,093)	(17,039)	-	(79)	(298,368)
Amortization	-	-	(11,083)	(89,584)	(8,764)	(15,668)	(21,504)	(4,778)	-	(105)	(151,486)
Write-off *	-	-	-	-	1,947	-	-	911	-	-	2,858
Transfer	-	-	-	-	-	-	(6)	6	-	-	-
As of December 31, 2023	-	-	(26,038)	(301,947)	(24,094)	(42,230)	(31,603)	(20,900)	-	(184)	(446,996)

Net book value:
As of December 31, 2023	1,334,699	2,776,077	156,022	276,320	47,056	41,971	96,874	53,992	12,134	871	4,796,016
As of December 31, 2022	1,257,045	2,189,814	167,105	223,453	26,023	43,027	80,656	38,658	14,734	976	4,041,491

* Refers to intangible assets written-off as result of lack of expectation of future use.

(i) Licenses with indefinite useful life: On March 18, 2022, MEC authorized the increase of 28 seats of Centro de Ensino São Lucas, located in the city of Ji-Parana, State of Rondônia. The earn-out related to the seats approval is R$800 per seat, adjusted by the CDI rate from the closing until the payment date, of which 50% was paid in April 2022 and the remaining amount is payable in cash in two equal installments through 2024.

(ii) Goodwill: During the measurement period, the preliminary goodwill for the acquisition of Unigranrio was adjusted by R$39,100 (R$130,073 initial goodwill) as a result of an increase of liabilities regarding tax contingencies and judicial deposits to be reimbursed by the selling shareholders.

(iii) Goodwill: During the measurement period, R$8,637 of goodwill arising from the acquisition of RX PRO was reduced, in connection with management’s view of remote likelihood of RX PRO achieving the revenue goals estimated at the terms of the earn-out.

(iv) Goodwill: During the measurement period, results of operation such as revenue differed from the foreseen, resulting in a remeasurement of the contingent consideration for the acquisitions of Além da Medicina, CardioPapers and Glic by R$4,773, R$5,082 and (R$7,299), respectively, totaling R$2,556 for the year ended December 31, 2023.

(v) Business combination: On January 2, 2023, Afya Brazil acquired DelRey, a post-secondary education institution with governmental authorization to offer on-campus, undergraduate degrees and graduate programs in medicine and health, as well as other courses. See Note 5.

(vi) On November 5, 2021, MEC authorized the operation of 120 medical school seats in Garanhuns, for which our shareholder Nicolau Carvalho Esteves entered into an agreement with Afya Brazil pursuant to which he assigned to Afya Brazil the right to develop the ITPAC Garanhuns greenfield unit, a medical school in the city of Garanhuns, State of Pernambuco. Management assessed the aspects of such transaction and concluded that the transaction does not fall under the definition of business, but an acquisition of license with indefinite useful life recognized in intangible assets. Total purchase price was R$108,000 of which 50% was paid in cash on the transaction closing date and 50% in two equal annual installments, adjusted by the CDI rate.

F-40

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

Licenses with indefinite useful life include intangible assets acquired through business combinations. The licenses for medicine and other courses granted by MEC to the companies acquired have no expiration date and the Company has determined that these assets have indefinite useful lives.

For impairment testing goodwill and licenses with indefinite useful lives acquired through business combinations are allocated to the respective CGUs.

The Company performed its annual impairment test on December 31, 2023, 2022 and 2021. There was no impairment for goodwill and licenses with indefinite useful lives for the years ended December 31, 2023, 2022 and 2021.

The Company tests at least annually the recoverability of the carrying amount of goodwill and licenses with indefinite useful lives for each CGU. The Company determines the recoverable amount of its CGUs based on the value-in-use. Estimating these values involves the use of assumptions, judgments and estimates of future cash flows that represent the Company's best estimate.

The carrying amounts of goodwill and licenses with indefinite useful life by CGU and their carrying amount as of December 31, 2023 and 2022 were as follows:

	Carrying amount
CGU	Goodwill		Licenses with indefinite useful life		CGU
	2023	2022	2023	2022	2023	2022
IPTAN	17,446	17,446	57,214	57,214	125,974	126,024
IESVAP	27,956	27,956	81,366	81,366	126,996	129,305
CCSI	4,664	4,664	56,737	56,737	54,550	53,540
IESP	73,838	73,838	179,693	179,693	332,104	322,968
FADEP	49,661	49,661	70,606	70,606	148,032	153,100
FASA	58,903	58,903	144,507	144,507	322,061	314,967
IPEMED	87,647	87,647	-	-	183,862	192,079
IPEC	-	-	108,000	108,000	157,984	148,067
UniRedentor	77,662	77,662	121,477	121,477	234,054	242,600
UniSL	4,420	4,420	273,795	273,795	401,143	398,492
FESAR	71,664	71,664	141,616	141,616	244,412	244,084
FCMPB	110,483	110,483	235,018	235,018	402,140	415,453
ITPAC Garanhuns	-	-	108,000	108,000	116,162	112,628
Content & Technology for medical education (Pillar 1) *	179,830	169,975	-	-	238,921	279,684
Practice Management Tools & Electronic Prescription (Pillar 3)	106,774	106,774	-	-	221,171	216,297
Clinical Decision Software (Pillar 2)	87,018	87,018	-	-	147,897	153,526
Cliquefarma	6,588	6,588	-	-	18,789	20,045
UnifipMoc	87,777	87,777	190,247	190,247	361,383	369,007
Unigranrio	169,173	169,173	421,538	421,538	833,665	854,861
RX PRO	29,809	29,809	-	-	34,748	36,675
Glic *	8,288	15,587	-	-	23,721	31,022
DelRey	75,098	-	586,263	-	854,313	-
	1,334,699	1,257,045	2,776,077	2,189,814	5,584,082	4,814,424

* See above for further details on goodwill changes in 2023.

The main assumptions used by the Company to determine the value in use of the CGUs were:

Student enrollment - refers to the number of students that are currently enrolled in each CGU. The growth of students enrolled considers maturation of operations, limited by regulatory seats approved for each CGU.

F-41

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

Tuition fees - the monthly fee charged to students. Tuition fees are consistent with Management best expectations on prices charged and considers inflation for future periods.

Occupancy rate - the occupancy rate of the medical schools is the ratio of the number of students effectively enrolled divided by the regulatory capacity in a given period.

Regulatory capacity - the regulatory capacity is defined by the number of medical schools seats available per year awarded by MEC, multiplied by the number of years of operations since the seats were awarded.

Faculty - refers to the cost with faculty in the CGU, which means the amount paid to teachers and doctors.

Digital content platform revenues - refer to mobile app subscription, clinical management system, healthcare payments, medical imaging, online courses for digital content users and marketing for pharmaceutical industry. Business assumptions include management best expectations on long term targets for digital services segment operations, including total addressable market, market share and target prices including inflation.

Capital expenditures - refers to investments to be made on intangible assets related to developments and platform improvements especially on the digital services CGUs.

Discount rates - discount rates represent the current market assessment of the risks specific to the CGU being tested. The pre-tax discount rate applied to cash flow projections is between 12.48% and 15.14% in 2023 (between 13.14% and 15.40% in 2022).

Perpetuity growth rate - refers to growth rate considered by management on long term periods after the explicit projection period of five years. The growth rates range from 3.5% to 7.8%.

Significant estimate: impact of possible changes in key assumptions

An increase of 25 basis points in management’s estimated discount rate applied to the cash flow projections of each CGU for the year ended December 31, 2023, or a decrease of 25 basis points on estimated EBITDA would have not resulted in significant impacts on these consolidated financial statements.

Other intangible assets

Intangible assets, other than goodwill and licenses with indefinite useful lives, are valued separately for each acquisition and are amortized during each useful life. The useful lives and methods of amortization of other intangibles are reviewed at each financial year end and adjusted prospectively, if appropriate.

The estimated useful lives of intangible assets are as follows:

Customer relationships - medicine	6 years
Customer relationships - other courses	4.5 years
Software license	5 years
Education content	3 years
Trademarks	2 - 30 years
Developed technology	5 years

For the years ended December 31, 2023, 2022 and 2021, there were no indicatives that the Company’s intangible assets with finite useful lives might be impaired.

F-42

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

13	Financial assets and financial liabilities

13.1	Financial assets

	2023	2022
At amortized cost:
Trade receivables	585,923	495,399
	585,923	495,399
Current	546,438	452,831
Non-current	39,485	42,568

13.2	Financial liabilities

	2023	2022
At amortized cost:
Trade payables	108,222	71,482
Loans and financing	1,800,775	1,882,901
Lease liabilities	874,569	769,525
Accounts payable to selling shareholders	566,867	528,678
Notes payable	-	62,176
	3,350,433	3,314,762
Current	678,370	573,030
Non-current	2,672,063	2,741,732

13.2.1	Loans and financing

Financial institution	Currency	Interest rate	Maturity	2023	2022

Banco Itaú Unibanco S.A. (a)	Brazilian real	CDI + 1.90% p.y.	2025	412,880	518,134
FINEP (b)	Brazilian real	TJLP p.y.	2027	11,193	8,418
Banco Itaú Unibanco S.A. (c)	Brazilian real	CDI + 1.75% p.y.	2024	21,405	32,252
Softbank (d)	Brazilian real	6.5% p.y.	2026	825,957	824,258
Debentures (e)	Brazilian real	CDI + 1.80% p.y.	2028	529,340	499,839
				1,800,775	1,882,901
Current				179,252	145,202
Non-current				1,621,523	1,737,699

(a) On October 1, 2020, Afya Brazil entered into a loan with Banco Itaú Unibanco S.A. in the amount of R$500,000 adjusted by the CDI rate plus an interest rate of 1.62% per year and is repayable in three installments in October 2022, April 2023 and October 2023. This agreement has financial covenants and the Company should not reduce its EBITDA by 50% or more year over year. As of December 31, 2023, the Company is compliant with all obligations set forth in this agreement.

On September 28, 2022, Afya Brazil signed an amendment with Banco Itaú Unibanco S.A in order to extend its debt profile, postponing the original repayments dates from 2022 and 2023 to 2023, 2024 and 2025. Due to such extension, the spread over CDI rate increased from 1.62% p.y to 1.90% p.y.

(b) On July 23, 2019, Medcel entered into a loan of R$16,153 with Financiadora de Estudos e Projetos (“FINEP”), a governmental agency focused on financing investments on R&D, which has an interest rate based on TJLP (Long term interest rate), and maturity in 2027. The first and second tranches of R$6,734 and R$4,130, respectively, were drawdown in October 2019 and December 2020, respectively, and new tranches were drawdown in March and June 2023 totaling R$5,288 in order to develop the Medical web series and other digital content. There is no financial covenant related to this agreement. The total balance is guaranteed by a bank financial guarantee.

F-43

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

(c) On October 28, 2020, UnifipMoc entered into a loan with Banco Itaú Unibanco S.A. in the amount of R$30,000. On June 30, 2021, this agreement was amended and is now adjusted by the CDI rate plus an interest rate of 1.75% per year and is repayable in three installments in July 2023, January 2024 and July 2024. There is no financial covenant related to this agreement.

(d) On April 26, 2021, the Company issued and sold 150,000 shares of perpetual convertible preferred shares designated as Series A perpetual convertible preferred shares, with a par value of US$0.00005 per share of the Company for US$150,000 thousands, equivalent to R$821,805 on the issuance date. The Series A perpetual convertible preferred shares is a class of equity security that ranks senior to the common shares with respect to dividend rights or rights upon liquidation.

Each Series A perpetual convertible preferred share is entitled to a cash dividend of 6.5% per annum and is convertible, at the holder’s discretion, into the Company’s Class A common shares at an initial conversion price of US$25.35. The Company may require the conversion of any or all of the Series A perpetual convertible preferred shares at any time on or after the three-year anniversary of the original issuance date if certain conditions set forth in the certificate of designation are met (if for 20 out of 30 consecutive trading days prior, Afya’s stock price is equal or above 150% of the conversion rate). The Company may also redeem any or all of the Series A perpetual convertible preferred shares for cash, shares of its common shares or a combination thereof at its election, at any time on or after the seven-year anniversary of the original issuance date as determined in the certificate of designation. On or after the five-year anniversary of the original issuance date, the holders of the Series A convertible perpetual preferred shares shall have the right to redeem all of the outstanding Series A convertible perpetual preferred shares for cash, the Company’s common shares or a combination thereof (at the Company’s election, subject to certain conditions) to be determined in the certificate of designation. Upon the occurrence of a change of control, the holders will have the right to redeem their Series A convertible perpetual preferred shares for cash at a price set forth in the certificate of designation.

The Series A convertible perpetual preferred shares will be entitled with the same voting rights of the common shares only when converted into it.

The Company determined that the Series A perpetual convertible preferred shares should be classified as financial liability at amortized cost upon their issuance since is redeemable primarily according to the decision of the holder and there is a contractual obligation to deliver assets (cash, shares of its common shares or a combination thereof) that could not be avoided by the Company in an event of redemption. The financial liability is denominated in Brazilian Reais and thus not subject to foreign exchange changes.

In addition, as the entire instrument is classified as a liability, the embedded put option to redeem the Series A perpetual convertible preferred shares for cash is an embedded derivative. The embedded derivative will not be treated separately once the exercise price of the option is closely related to the host contract.

The initial transaction costs that are directly attributable to the issuance of Series A perpetual convertible preferred shares were measured at fair value together with the financial liability on initial measurement. The transaction costs totaled R$13,030, including legal counsels and advisors.

(e) On December 16, 2022, Afya Brazil issued 500,000 simple, non-convertible, unsecured debentures in a single series, each with a par value of R$1, totaling an aggregate amount of R$500.000, by means of a public distribution with restricted placement efforts in the Brazilian market, under the terms of the Brazilian Securities Commission (“CVM”) Rule No. 476. Afya expects to use the proceeds of the offering for general corporate purposes, strengthening its cash position, and extending its debt maturity profile. The debentures were issued with a maturity date of January

F-44

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

15, 2028, with the principal to be amortized in two equal installments payable on January 15, 2027 and January 15, 2028, corresponding to the fourth and fifth years of the transaction, respectively. The debentures bear interest at 100% of the CDI rate (the average of interbank overnight rates in Brazil, based on 252 business days) plus 1.80% per year, payable semi-annually on January 15 and July 15 of each year, until the maturity date.

This transaction is subject to certain obligations including financial covenants. According to this offering, Afya shall maintain net debt (excluding Softbank transaction and lease liabilities) to adjusted EBITDA ratio below or equal to 3.0 x, at the end of each fiscal year, until maturity date. Adjusted EBITDA considers net income plus (i) income taxes expenses, (ii) net financial result (excluding interest expenses on lease liabilities), (iii) depreciation and amortization expenses (excluding right-of-use depreciation expenses), (iv) share-based compensation expenses, (v) share of income of associate, (vi) interest received and (vii) non-recurring expenses. As of December 31, 2023, the Company is compliant with all obligations set forth in the deed of issuance.

The transaction costs that are directly attributable to the issuance of debentures were measured at fair value together with the financial liability on initial measurement. The transaction costs totaled R$3,115, including legal counsels and advisors.

13.2.2	Leases

The Company has lease contracts for properties. The lease contracts generally have maturities in the lease terms between five and 30 years. There are no sublease or variable payments in-substance lease agreements in the period.

The carrying amounts of right-of-use assets and lease liabilities as of December 31, 2023, 2022 and 2021 and the movements during the years are described below:

	Right-of-use assets	Lease liabilities

As of January 1, 2021	419,074	447,703
Additions	62,689	62,689
Remeasurement	95,962	95,962
Business combinations	139,514	139,514
Depreciation expense	(43,237)	-
Interest expense	-	67,212
Payments of lease liabilities	-	(20,075)
Payments of interest	-	(67,676)
Write-off (i)	(10,316)	(11,244)
As of December 31, 2021	663,686	714,085
Current	-	24,955
Non-current	663,686	689,130

	Right-of-use assets	Lease liabilities

As of January 1, 2022	663,686	714,085
Additions	42,250	42,250
Remeasurement	58,623	58,623
Depreciation expense	(54,684)	-
Interest expense	-	88,571
Payments of lease liabilities	-	(28,511)
Payments of interest	-	(85,001)
Write-off (i)	(19,802)	(20,492)
As of December 31, 2022	690,073	769,525
Current	-	32,459
Non-current	690,073	737,066

F-45

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

	Right-of-use assets	Lease liabilities
As of January 1, 2023	690,073	769,525
Additions	7,328	7,328
Remeasurement	70,387	70,387
Business combination	65,408	65,408
Depreciation expense	(63,118)	-
Interest expense	-	100,849
Payments of lease liabilities	-	(31,473)
Payments of interest	-	(103,911)
Write-off (i)	(2,469)	(3,544)
As of December 31, 2023	767,609	874,569
Current	-	36,898
Non-current	767,609	837,671

(i) Refers to anticipated termination of real estate leasing contracts.

The Company recognized lease expense from short-term leases and low-value assets of R$10,871 for the year ended December 31, 2023 (R$12,153 and R$11,229 for the years ended December 31, 2022 and 2021, respectively).

13.2.3	Accounts payable to selling shareholders

	2023	2022

Acquisition of IPEMED (a)	12,805	22,654
Acquisition of UniRedentor (b)	27,155	72,064
Acquisition of UniSL (c)	15,064	37,301
Acquisition of FCMPB (d)	63,168	111,755
Acquisition of Medical Harbour (e)	3,000	4,053
Acquisition of Shosp (f)	454	2,206
Acquisition of Unigranrio (g)	156,235	216,716
Acquisition of RX PRO (h)	-	1,781
Acquisition of Guaranhuns (i)	-	30,653
Acquisition of Além da Medicina (j)	18,325	11,996
Acquisition of CardioPapers (k)	14,173	7,979
Acquisition of Glic (l)	-	9,520
Acquisition of DelRey (m)	256,488	-
	566,867	528,678
Current	353,998	261,711
Non-current	212,869	266,967

	2023	2022	2021

Opening balance	528,678	679,826	518,240
Cash flows - Payments and deductions	(225,460)	(236,760)	(180,020)
Payment of interest (i)	(55,989)	(24,428)	(12,661)
Acquisition of licenses	-	24,408	54,000
Interest	85,069	68,064	31,915
Additions - Consideration to be transferred on business combinations	234,000	-	243,816
Consideration to be transferred on business combinations (earn-outs)	-	27,921	24,536
Reversals	-	(10,353)	-
Remeasurement of earn-outs (ii)	2,556	-	-
Other	(1,987)	-	-
Closing balance	566,867	528,678	679,826

(i) Payment of interest from acquisition of subsidiaries are included in cash flows from investing activities.

(ii) During the measurement period, management’s expectation has been reviewed based on performance for revenue goals and the contingent consideration for the acquisition of Além da Medicina, CardioPapers and Glic have been remeasured by R$4,773, R$5,082 and (R$7,299), respectively, totaling R$2,556 as of December 31, 2023. These are measured by the Company at the present value.

F-46

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

(a) On May 9, 2019, Afya Brazil acquired 100% of IPEMED and R$45,303 is payable in five equal installments of R$9,061, adjusted by the CDI rate, and due annually in February 2020, 2021, 2022, 2023 and 2024.

(b) On January 31, 2020, Afya Brazil acquired 100% of UniRedentor and R$100,000 is payable in five equal installments from January 2021 through July 2024, adjusted by the CDI rate. The purchase consideration was adjusted by R$4,503 and such amount was deducted from the first installment paid in February 2021.

(c) On May 5, 2020, Afya Brazil acquired 100% of UniSL and R$60,456 was paid in three equal installments through May 2023, adjusted by the CDI rate. The purchase consideration was adjusted by R$7,816 and such amount was deducted from the first installment paid on May 5, 2021. The open balance as of December 2023 relates to the amount due from additional seats and will be paid in 2024.

(d) On November 9, 2020, Afya Brazil acquired 100% of FCMPB and R$188,894 is payable in four installments through November 2024, adjusted by the CDI rate.

(e) On April 8, 2021, Afya Brazil acquired 100% of Medical Harbour and an earn-out of R$9,000 is payable in relation to product development goals for 2021 and 2022 and revenue achievements for 2023. The contingent consideration of R$3,000 will be paid in 2024 and is based on the facts and circumstances as of December 31, 2023.

(f) On May 13, 2021, Afya Brazil acquired 100% of Shosp which included an earn-out of R$513 paid in August 2023 related to product development and R$454 will be paid until 2026.

(g) On August 4, 2021, Afya Brazil acquired 100% of Unigranrio. The adjusted aggregate purchase price was R$618,956 of which 60% was paid in cash on the transaction closing date, and 40% is payable in cash in four equal installments through 2022 to 2025, adjusted by the CDI rate.

(h) On October 1, 2021, Afya Brazil acquired 100% of RX PRO and an earn-out of up to R$21,000 is payable in relation to revenue achievements until 2024. The contingent consideration of R$1,781 accounted for on December 31, 2022 was remeasured and reversed in 2023 based on the facts and circumstances as of December 31, 2023.

(i) On November 5, 2021, Afya Brazil concluded the acquisition of 100% of ITPAC Garanhuns and R$54,000 was paid in cash on the transaction closing date, and (ii) R$54,000 was paid in two equal installments, adjusted by the CDI rate, in November 2022 and November 2023.

(j) On March 4, 2022, Afya Brazil acquired 100% of Além da Medicina and an earn-out of up to R$19,200 is payable in connection with revenue target achievements and product development goals for 2023 and 2024. The purchase consideration was adjusted by R$763 in favor of the selling shareholders. The contingent consideration of R$18,325 is based on the estimated payment considering the facts and circumstances as of December 31, 2023.

(k) On April 5, 2022, Afya Brazil acquired 100% of CardioPapers and an earn-out of up to R$15,000 is payable in connection with revenue target achievements and other goals regarding credentials in the market for 2023 and 2024. The purchase consideration was adjusted by R$333 in favor of Afya. The contingent consideration of R$14,173 is based on the estimated payment considering the facts and circumstances as of December 31, 2023.

F-47

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

(l) On March 23, 2022, Afya Brazil acquired 100% of Glic and an earn-out of up to R$12,000 is payable in connection with revenue target achievements for 2023 and 2024 and product development goals. The contingent consideration of R$9,520 accounted for in December 31, 2022, was partially paid in 2023 (R$3,000) and the remaining balance was remeasured and reversed in 2023 considering the facts and circumstances as of December 31, 2023.

(m) On January 2, 2023, Afya Brazil acquired 100% of DelRey. The aggregate purchase price is R$816,236 of which R$575,000 was paid in cash on the transaction closing date, and R$234,000 (which includes R$16,000 purchase consideration adjustment, in favor of the Company) is payable in cash in three annual installments, respectively, of R$134,000 in January 2024, R$50,000 in January 2025 and R$50,000 in January 2026, adjusted by the SELIC rate. The aggregate purchase also includes R$7,236 estimated at fair value at the date of acquisition related to an offer of AFYA’s digital solutions free of charge until December 31, 2030, for students of medicine of universities owned by the sellers and not part of the transaction.

13.2.4	Notes payable

With the acquisition of UniSL, Afya Brazil assumed notes payable regarding the previous acquisition of a portion of the operations of Universidade Luterana do Brasil (ULBRA) by UniSL in auction by the end of 2018. Two of the UniSL campuses, located in the cities of Ji-Paraná and Porto Velho, State of Rondônia, were acquired in such transaction. As of December 31, 2023, all balances of Notes payable were paid and adjusted by 100% of IPCA-E. Below are the carrying amounts of notes payable and the movements during the years ended December 31, 2023, 2022 and 2021:

	2023	2022	2021

Opening balance	62,176	72,726	76,181
Payments (i)	(49,347)	(12,000)	(9,800)
Payments of interest (i)	(15,529)	(3,008)	(1,268)
Monetary indexation	2,700	4,458	7,613
Closing balance	-	62,176	72,726
Current	-	62,176	14,478
Non-current	-	-	58,248

(i) The amounts are included in cash flows from investing activities.

13.3	Fair values

The table below is a comparison of the carrying amounts and fair values of the Company’s financial instruments, other than those carrying amounts that are reasonable approximation of fair values:

	2023		2022
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Trade receivables (non-current)	39,485	39,485	42,568	42,568
	39,485	39,485	42,568	42,568

Financial liabilities
Loans and financing	1,800,775	1,795,752	1,882,901	1,934,295
Lease liabilities	874,569	874,569	769,525	769,525
Accounts payable to selling shareholders	566,867	566,867	528,678	528,678
Notes payable	-	-	62,176	62,176
	3,242,211	3,237,188	3,243,280	3,294,674

F-48

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

The Company assessed that the fair values of current trade receivables and other current assets, trade payables, advances from customers and other current liabilities approximate their carrying amounts largely due to the short-term maturities of these instruments. The financial instruments for which the fair value are disclosed are based on Level 2 fair value measurement hierarchy. There has been no change in fair value hierarchy during the years ended December 31, 2023 and 2022.

The fair value of interest-bearing borrowings and loans are determined by using the DCF method using a discount rate that reflects the issuer’s borrowing rate as of the end of the reporting period. The own non-performance risk at December 31, 2023 was assessed to be insignificant.

13.4	Financial instruments risk management objectives and policies

The Company’s main financial liabilities comprise loans and financing, lease liabilities, accounts payable to selling shareholders, notes payable, trade payables and advances from customers. The main purpose of these financial liabilities is to finance the Company’s operations. The Company’s main financial assets include trade receivables and cash and cash equivalents.

The Company is exposed to market risk, credit risk and liquidity risk. The Company monitors market, credit and liquidity risks in line with the objectives of capital management and counts on the support, monitoring and oversight of the Board of Directors in decisions related to capital management and its alignment with the objectives and risks. The Company’s policy is that no trading of derivatives for speculative purposes may be undertaken. The Board of Directors reviews and agrees with policies for managing each of these risks, which are summarized below.

13.4.1	Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The Company’s exposure to market risk is related to interest rate and foreign currency risk. The sensitivity analysis in the following sections relates to the position as of December 31, 2023.

a) Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in market interest rates relates primarily to the Company’s cash equivalents, loans and financing, accounts payable to selling shareholders and notes payable, with floating interest rates.

Sensitivity analysis

The table below demonstrates the sensitivity to a reasonably possible change in interest on cash equivalents, loans and financing, accounts payable to selling shareholders and notes payable. With all variables held constant, the Company’s income before income taxes is affected through the impact on floating interest rates, as follows:

	2023	Index - % per year	Base rate
Cash equivalents	518,111	100.8% of CDI	60,846
Loans and financing	(529,340)	CDI + 1.8%	(71,196)
Loans and financing	(412,880)	CDI + 1.9%	(55,945)
Loans and financing	(11,193)	TJLP	(733)
Loans and financing	(21,405)	CDI + 1.75%	(2,868)
Accounts payable to selling shareholders	(274,428)	CDI	(31,971)
Accounts payable to selling shareholders	(256,488)	SELIC	(29,881)
Net exposure			(131,748)

F-49

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

	Increase in basis points
	+75	+150
Effect on profit before tax	(7,407)	(14,814)

b) Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of exposure will fluctuate because of changes in foreign exchange rates. The Company’s exposure to the risk of changes in foreign exchange rates relates to cash and cash equivalents denominated in U.S. dollars in the amount of R$23,173 as of December 31, 2023 (December 31, 2022: R$24,447).

Sensitivity analysis

The table below demonstrates the sensitivity in the Company’s income before income taxes of a 10% change in the U.S. dollar exchange rate (R$4.8413 to U.S. dollar 1.00) as of December 31, 2023, with all other variables held constant.

	Exposure	+10%	-10%

Cash equivalents	23,173	2,317	(2,317)

13.4.2	Credit risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Company is exposed to credit risk from its operating activities (primarily trade receivables) and from its financing activities, including cash and cash equivalents.

Customer credit risk is managed by the Company based on the established policy, procedures and control relating to customer credit risk management. Outstanding customer receivables are regularly monitored. See Note 7 for additional information on the Company’s trade receivables.

Credit risk from balances with banks and financial institutions is managed by the Company’s treasury department in accordance with the Company’s policy. Investments of surplus funds are made only with approved counterparties and within limits assigned to each counterparty.

The Company’s maximum exposure to credit risk for the components of the statements of financial position on December 31, 2023 and 2022 is the carrying amounts of its financial assets.

13.4.3	Liquidity risk

The Company’s Management has responsibility for monitoring liquidity risk. In order to achieve the Company’s objective, Management regularly reviews the risk and maintains appropriate reserves, including bank credit facilities with first tier financial institutions. Management also continuously monitors projected and actual cash flows and the combination of the maturity profiles of the financial assets and liabilities.

The main requirements for financial resources used by the Company arise from the need to make payments for suppliers, operating expenses, labor and social obligations, loans and financing and accounts payable to selling shareholders.

The tables below summarize the maturity profile of the Company’s financial liabilities based on contractual undiscounted amounts:

F-50

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

As of December 31, 2023	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
Trade payables	108,222	-	-	-	108,222
Loans and financing	298,981	1,383,255	568,326	-	2,250,562
Lease liabilities	137,735	268,724	255,456	1,261,213	1,923,128
Accounts payable to selling shareholders	387,693	231,478	-	-	619,171
Advances from customers	153,485	-	-	-	153,485
	1,086,116	1,883,457	823,782	1,261,213	5,054,568

As of December 31, 2022	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
Trade payables	71,482	-	-	-	71,482
Loans and financing	287,741	788,190	1,237,599	-	2,313,530
Lease liabilities	117,506	234,688	219,127	1,139,771	1,711,092
Accounts payable to selling shareholders	282,481	339,281	-	-	621,762
Notes payable	62,176	-	-	-	62,176
Advances from customers	133,050	-	-	-	133,050
	954,436	1,362,159	1,456,726	1,139,771	4,913,092

13.5	Changes in liabilities arising from financing activities

	January 1, 2023	Payments of principal	Payments of interest	Additions	Interest	Business combination	Other	December 31, 2023

Loans and financing (i)	1,882,901	(112,630)	(175,889)	5,288	197,678	-	3,427	1,800,775
Lease liabilities (i)	769,525	(31,473)	(103,911)	77,715	100,849	65,408	(3,544)	874,569
Dividends payable	-	(18,750)	-	18,750	-	-	-	-
	2,652,426	(162,853)	(279,800)	101,753	298,527	65,408	(117)	2,675,344

	January 1, 2022	Payments of principal	Payments of interest	Additions	Interest	Business combinations	Other	December 31, 2022

Loans and financing (i)	1,374,876	(1,791)	(116,587)	496,885	127,559	-	1,959	1,882,901
Lease liabilities (i)	714,085	(28,511)	(85,001)	100,873	88,571	-	(20,492)	769,525
Dividends payable	-	(19,736)	-	19,736	-	-	-	-
	2,088,961	(50,038)	(201,588)	617,494	216,130	-	(18,533)	2,652,426

	January 1, 2021	Payments of principal	Payments of interest	Additions (ii)	Interest	Business combinations	Other	December 31, 2021

Loans and financing (i)	617,485	(107,766)	(50,310)	809,539	68,909	36,591	428	1,374,876
Lease liabilities (i)	447,703	(20,075)	(67,676)	158,651	67,212	139,514	(11,244)	714,085
Dividends payable	-	(18,648)	-	18,648	-	-	-	-
	1,065,188	(146,489)	(117,986)	986,838	136,121	176,105	(10,816)	2,088,961

(i) Payment of interest of loan and financing and lease liabilities are included in cash flows from financing activities.

(ii) The additions of loans and financing in 2021 include proceeds from the SoftBank transaction of R$822,569, net of the transaction costs of R$13,030.

F-51

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

14	Fair value measurement

The table below provides the fair value measurement hierarchy of the Company’s assets and liabilities as of December 31, 2023 and 2022.

	Fair value measurement
	Total	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
December 31, 2023
Assets for which fair values are disclosed
Trade receivables (non-current)	39,485	-	39,485	-

Liabilities for which fair values are disclosed
Loans and financing	(1,795,752)	-	(1,795,752)	-
Lease liabilities	(874,569)	-	(874,569)	-
Accounts payable to selling shareholders	(566,867)	-	(566,867)	-

December 31, 2022
Assets for which fair values are disclosed
Trade receivables (non-current)	42,568	-	42,568	-

Liabilities for which fair values are disclosed
Loans and financing	(1,934,295)	-	(1,934,295)	-
Lease liabilities	(769,525)	-	(769,525)	-
Accounts payable to selling shareholders	(528,678)	-	(528,678)	-
Notes payable	(62,176)	-	(62,176)	-

There were no transfers between Levels during the period or year presented.

15	Capital management

For the purposes of the Company’s capital management, capital considers total equity. The primary objective of the Company’s capital management is to maximize shareholder value.

The Company manages its capital structure and makes adjustments in light of changes in economic conditions and the requirements of the financial covenants.

In order to achieve this overall objective, the Company’s capital management, among other things, aims to ensure that it meets financial covenants that define capital structure requirements. Breaches in meeting the financial covenants would permit the bank to immediately call loans or debentures. There have been no breaches of the financial covenants of any loans or debentures in the current and previous periods.

No changes were made in the objectives, policies or processes for managing capital during the years ended December 31, 2023 and 2022.

16	Labor and social obligations

a) Variable compensation (bonuses)

The Company recorded bonuses related to variable compensation of employees and management in cost of services and selling, general and administrative expenses of R$22,185, R$24,248 and R$25,587 in the years ended December 31, 2023, 2022 and 2021, respectively.

F-52

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

b) Afya Limited share-based compensation plans

b.1) Stock options plan

The stock options plan was approved on August 30, 2019 and granted to senior executives and other employees of the Company from that date, with subsequent changes in the strike price, as approved, on July 29, 2020 and July 8, 2022, resulting in the strike price of the tranches still to be vested, at the later date, having their strike price modified to the IPO price in Brazilian Reais (R$71.22), adjusted from the IPO date until the exercise date using the Certificado de Depósito Interbancário (CDI index), excluding dividends. Such changes were assessed as modifications by the Company and were accounted in accordance with IFRS 2.

As result of those modifications, the expense related to the share-based payment of the Company reflects the cost of the original award at grant date over the vesting period plus the incremental fair values of the repriced options at modification dates over the vesting period of the stock options.

The average incremental fair value, as result of the modification occurred on July 8, 2022, was R$3.84 Brazilian Reais per option. The table below lists the inputs to the valuation model used to determine the incremental fair value of the stock options as result of the modification:

	Modified plan	Original plan
Strike price at the measurement date	R$83	R$91 - R$140
Dividend yield (%)	0.0%	0.0%
Expected volatility (%)	48% - 59%	48% - 59%
Risk-free interest rate (%)	13% - 15%	13% - 15%
Expected life of stock options (years)	1 - 4	1 - 4
Share price at the measurement date	R$48	R$48
Valuation model	Binomial	Binomial
Weighted average fair value at the measurement date	R$53.06	R$49.22

On July 31, 2023, the People and ESG Committee approved a further change in the share-based compensation plan to retain talents and reinforce the compensation plan. All the holders of stock options granted before July 11, 2022, with strike price based on the IPO price in Brazilian Reais or above, were offered the possibility to exchange the stock options for a number of Restricted Stock Units (RSUs) with conversion ratios based on fair value of the original plan, at modification date, so that the total fair value of the modified award remains the same as the original plan, resulting in a weighted average conversion ratio of 0.12 RSUs per stock option. As result, the exchange from stock options to RSUs was deemed as a replacement award and thus assessed as a modification by the Company and accounted in accordance with IFRS 2, since the beneficiaries will have a 'value for value’ benefit of settling its award for no cash consideration.

The key inputs to the valuation model used to determine the total fair value of the stock options for conversion to RSUs are as follows:

Modified plan
Strike price at the measurement date	R$95 - R$160
Dividend yield (%)	0.0%
Expected volatility (%)	45% - 48%
Risk-free interest rate (%)	10% - 12%
Expected life of stock options (years)	1 - 5
Share price at the measurement date	R$75
Valuation model	Binomial
Weighted average conversion rate (RSUs/Stock options)	0.12

Moreover, the People and ESG Committee also approved, on July 31, 2023, a modification in the index rate to the strike prices of its granted stock options. The result is that strike prices are now adjusted by the Brazilian inflation rate (IPCA) instead of the CDI rate. These changes were accounted as modifications in accordance with IFRS 2. The average incremental fair value, as result

F-53

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

of the modification occurred on such date, was R$2.10 Brazilian Reais per stock option. The table below lists the inputs to the valuation model used to determine the incremental fair value of the stock options as result of the modification:

	Modified plan	Original plan
Strike price index	IPCA	CDI
Strike price at the measurement date	R$59 - 104	R$59 - 104
Dividend yield (%)	0.0%	0.0%
Expected volatility (%)	45% - 54%	45% - 54%
Risk-free interest rate (%)	10% - 12%	10% - 12%
Expected life of stock options (years)	0 - 5	0 - 5
Share price at the measurement date	R$75	R$75
Valuation model	Binomial	Binomial
Weighted average fair value at the measurement date	R$28.10	R$26.00

On February 13, 2023, April 17, 2023, August 1, 2023, October 1, 2023 and December 1, 2023 the Company granted 15,000, 30,000, 153,000, 37,000 and 232,000, respectively, additional stock options:

	February 2023	April 2023	August 2023	October 2023	December 2023
Strike price at the measurement date	R$56	R$57	R$59	R$59	R$60
Dividend yield (%)	0.0%	0.0%	0.0%	0.0%	0.0%
Expected volatility (%)	46% - 56%	48% - 55%	47% - 56%	44% - 56%	34% - 56%
Risk-free interest rate (%)	13%	11% - 13%	10% - 12%	11% - 12%	10% - 11%
Expected life of stock options (years)	1 - 5	1 - 5	1 - 5	1 - 5	1 - 5
Share price at the measurement date	R$70.69	R$62.51	R$76.45	R$79.12	R$100.97
Valuation model	Binomial	Binomial	Binomial	Binomial	Binomial
Weighted average fair value at the measurement date	R$29.54	R$32.04	R$37.04	R$38.67	R$54.25

The table below illustrates the number and movements in stock options for the years ended December 31, 2023, 2022 and 2021:

	Weighted average strike price (in Brazilian Reais)	Number of stock options
		2023	2022	2021
Outstanding at January 1	79.47	3,729,287	3,086,728	2,510,983
Granted	60.83	467,000	1,234,919	1,170,000
Exercised	59.67	(164,214)	-	(442,669)
Stock options exchanged to RSUs	-	(1,751,599)	-	-
Forfeited	110.95	(333,111)	(365,749)	(60,000)
Expired	94.17	(251,299)	(226,611)	(91,586)
Outstanding at December 31	64.33	1,696,064	3,729,287	3,086,728
Exercisable	86.23	242,235	1,133,774	542,061

The share-based compensation expense recognized in selling, general and administrative expenses in the statement of income for the year ended December 31, 2023 was R$20,850 (R$27,242 and R$43,377 in 2022 and 2021, respectively).

b.2) Restricted Stock Units (RSU) Program

On July 8, 2022, the Company approved the new Restricted Stock Units (RSU) program for employees. The participant's right to effectively receive ownership of the restricted shares will be conditioned on the participant's continuance as an employee or director in the business group from the grant date until vesting.

The executives will be entitled to these shares in a proportion of 10%, 20%, 30%, 40% each year.

F-54

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

In July 2022 and September 2022, 442,546 and 4,678 RSUs were granted, respectively, to Afya’s executives, with vesting periods from May 2023 to May 2026. Fair values at grant date were R$48.24 and R$72.59, respectively. On February 2, April 17, August 1, October 1 and December 1, 2023, 8,000, 16,000, 153,490, 63,000 and 76,600 RSUs were granted to Afya’s executives, respectively, with vesting periods from May 2024 to May 2027. Fair value at grant date was R$70.69, R$62.51, R$76.45, R$79.12 and R$100.97, respectively.

As described above, on July 31, 2023, the holders of stock options granted before July 11, 2022 were offered the possibility to exchange the stock options for a number of Restricted Stock Units (RSUs).

The table below illustrates the number and movements in RSUs for the years ended December 31, 2023 and 2022:

	2023	2022

Outstanding at January 1	447,224	-
Granted	317,090	447,224
Stock options exchanged to RSUs	215,797	-
Exercised	(99,576)	-
Forfeited	(26,104)	-
Outstanding at December 31	854,431	447,224

The Company accounts for the RSU plan as an equity-settled plan, except for the portion of labor and social securities obligations.

Total RSU expense recognized in selling, general and administrative expenses in the statement of income for the year ended December 31, 2023 amount R$10,685 (December 31, 2022: R$4,032). Labor and social obligations amount R$7,171 as of December 31, 2023 (December 31, 2022: R$2,167).

17	Equity

a) Share capital

As of December 31, 2023 and 2022, the Company’s share capital was R$17 represented by 93,722,831 shares comprised by 47,920,068 class A common shares and 45,802,763 class B common shares. As of December 31, 2023 and 2022, the Company’s authorized capital was US$50 thousand.

b) Dividends

In the year ended December 31, 2023, CCSI and IESVAP approved the payment of dividends of R$65,539, which R$46,788 was distributed to Afya and R$18,750 to non-controlling shareholders (December 31, 2022: R$66,828, which R$47,092 was distributed to Afya and R$19,736 to non-controlling shareholders and December 31, 2021: R$65,521, which R$46,873 was distributed to Afya and R$18,648 to non-controlling shareholders).

c) Share repurchase program

On October 27, 2021, the Company’s board of directors approved a new share repurchase program. Afya may repurchase up to 1,383,108 of its outstanding Class A common shares in the open market, based on prevailing market prices, beginning on October 28, 2021, until the earlier of the completion of the repurchase or December 31, 2022, depending upon market conditions. The

F-55

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

Company completed the acquisition of the approved shares repurchase under this buy-back program.

On January 27, 2022, the Company’s board of directors approved a new share repurchase program. Afya may repurchase up to 1,874,457 of its outstanding Class A common shares in the open market, based on prevailing market prices, beginning on January 27, 2022, until the earlier of the completion of the repurchase or December 31, 2022, depending upon market conditions. The Company completed the acquisition of the approved shares repurchase under this buy-back program.

On March 24, 2023, the Company’s board of directors approved the fourth share repurchase program. Afya may repurchase up to 2,000,000 of its outstanding Class A common shares in the open market, based on prevailing market prices, beginning on March 24, 2023, until the earlier of the completion of the repurchase or December 31, 2024, depending upon market conditions.

During the year ended December 31, 2023, the Company’s cash outflow was R$12,369 (December 31, 2022: R$152,317 and December 31, 2021: R$213,722).

The table below illustrates the number and movements in treasury shares during the years ended December 31, 2023, 2022 and 2021:

	Number of treasury shares	Average price (in Brazilian Reais)
Outstanding at January 1, 2021	-	-
Repurchased	2,142,051	119.99
Transferred from exercise of stock options	(442,669)	124.26
Transferred from shares contribution	(44,455)	111.94
Outstanding at December 31, 2021	1,654,927	92.23

Repurchased	2,131,358	71.46
Outstanding at December 31, 2022	3,786,285	80.54

Repurchased	216,339	57.17
Delivered under the share-based compensation plan	(229,146)	79.28
Outstanding at December 31, 2023	3,773,478	79.28

18	Earnings per share (EPS)

Basic EPS is calculated by dividing net income attributable to the equity holders of the Company by the weighted average number of common shares outstanding during the year.

Diluted EPS is calculated by dividing net income attributable to the equity holders of the parent by the weighted average number of common shares outstanding during the year plus the weighted average number of shares that would be issued on conversion of all potential shares with dilutive effects.

Diluted earnings per share are computed including stock options granted to key management using the treasury shares method when the effect is dilutive. The Company has the stock option and restricted share unit plans in the category of potentially dilutive shares.

Softbank’s series A perpetual convertible preferred shares are antidilutive as of December 31, 2023, 2022 and 2021 and are not included on diluted earnings per share.

F-56

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

The table below reflects the net income and share data used in the basic and diluted EPS calculations:

	2023	2022	2021
Numerator
Net income attributable to equity holders of the parent	386,324	373,569	223,326
Denominator
Weighted average number of outstanding shares	89,830,351	90,335,037	93,291,480
Effects of dilution from stock options and restricted share units	706,492	329,085	811,818
Weighted average number of outstanding shares adjusted for the effect of dilution	90,536,843	90,664,122	94,103,298

Basic earnings per share (R$)	4.30	4.14	2.39
Diluted earnings per share (R$)	4.27	4.12	2.37

19	Revenue

	2023	2022	2021

Tuition fees	3,505,250	2,827,567	2,124,589
Other	263,937	213,040	167,441
Deductions
Discount and scholarships	(240,314)	(241,404)	(229,254)
Early payment discounts	(195,054)	(92,234)	(49,879)
Returns	(27,743)	(45,402)	(42,373)
Taxes	(142,825)	(107,004)	(74,232)
PROUNI	(287,338)	(225,506)	(176,921)
Revenue from contracts with customers	2,875,913	2,329,057	1,719,371

Timing of revenue recognition of revenue from contracts with customers:
Tuition, digital content and app subscription fees - Transferred over time	2,821,251	2,273,578	1,640,889
Other - Transferred at a point in time	54,662	55,479	78,482

The Company’s revenue from contracts with customers are all in Brazil. The Company is not subject to the payment of the Social Integration Program tax (Programa de Integração Social, or PIS) and the Social Contribution on Revenue tax (Contribuição para o Financiamento da Seguridade Social, or COFINS) on the revenue from under graduation degrees under the PROUNI program.

The table below presents statements of income for the Company’s operating segments for the years ended December 31, 2023, 2022 and 2021:

Revenue by segment	Undergrad	Continuing Education	Digital Services	Elimination (inter-segment transactions)	2023

Types of services or goods	2,511,018	146,827	229,285	(11,217)	2,875,913
Tuition fees	2,494,121	146,477	-	-	2,640,598
Other	16,897	350	229,285	(11,217)	235,315

Timing of revenue recognition	2,511,018	146,827	229,285	(11,217)	2,875,913
Transferred over time	2,494,121	146,827	191,520	(11,217)	2,821,251
Transferred at a point in time	16,897	-	37,765	-	54,662

F-57

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

Revenue by segment	Undergrad	Continuing Education	Digital Services	Elimination (inter-segment transactions)	2022

Types of services or goods	2,037,889	108,806	189,984	(7,622)	2,329,057
Tuition fees	2,023,128	108,648	-	-	2,131,776
Other	14,761	158	189,984	(7,622)	197,281

Timing of revenue recognition	2,037,889	108,806	189,984	(7,622)	2,329,057
Transferred over time	2,024,373	108,806	145,939	(5,540)	2,273,578
Transferred at a point in time	13,516	-	44,045	(2,082)	55,479

Revenue by segment	Undergrad	Continuing Education	Digital Services	Elimination (inter-segment transactions)	2021

Types of services or goods	1,498,408	72,983	151,958	(3,978)	1,719,371
Tuition fees	1,486,111	72,983	-	-	1,559,094
Other	12,297	-	151,958	(3,978)	160,277

Timing of revenue recognition	1,498,408	72,983	151,958	(3,978)	1,719,371
Transferred over time	1,486,111	72,983	81,795	-	1,640,889
Transferred at a point in time	12,297	-	70,163	(3,978)	78,482

20	Expenses and costs by nature

	2023	2022	2021

Cost of services	(1,109,813)	(859,552)	(652,300)
Selling, general and administrative expenses	(1,014,684)	(798,153)	(622,615)
	(2,124,497)	(1,657,705)	(1,274,915)

Payroll	(1,085,144)	(880,664)	(677,564)
Hospital and medical agreements	(86,151)	(66,065)	(37,449)
Depreciation and amortization	(289,511)	(206,220)	(154,220)
Lease expenses	(10,871)	(12,153)	(11,229)
Utilities	(20,403)	(17,682)	(10,643)
Maintenance	(105,919)	(76,475)	(47,141)
Share-based compensation	(31,535)	(31,274)	(43,377)
Tax expenses	(14,447)	(10,518)	(7,997)
Pedagogical services	(64,081)	(48,084)	(47,881)
Sales and marketing	(74,140)	(48,217)	(39,506)
Allowance for expected credit losses	(74,552)	(42,708)	(47,819)
Travel expenses	(16,098)	(14,003)	(7,542)
Consulting fees	(62,630)	(35,326)	(38,818)
Other	(189,015)	(168,316)	(103,729)
	(2,124,497)	(1,657,705)	(1,274,915)

F-58

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

21	Finance result

	2023	2022	2021

Income from financial investments	73,672	67,810	35,773
Interest received	33,450	27,197	23,040
Other	3,520	7,035	5,753
Finance income	110,642	102,042	64,566

Interest expense	(285,447)	(200,081)	(108,437)
Interest expense on lease liabilities	(100,849)	(88,571)	(67,212)
Financial discounts granted	(30,891)	(24,092)	(23,193)
Bank fees	(7,163)	(8,623)	(7,878)
Foreign exchange loss, net	(681)	(852)	(17,973)
IOF taxes (taxes on financial transactions)	(1,947)	(178)	(3,306)
Other	(30,638)	(27,496)	(15,797)
Finance expenses	(457,616)	(349,893)	(243,796)

Finance result	(346,974)	(247,851)	(179,230)

22	Income taxes

Income taxes are comprised of taxation over operations in Brazil, related to Corporate Income Tax ("IRPJ") and Social Contribution on Net Profit ("CSLL"). According to Brazilian tax legislation, income taxes and social contribution are assessed and paid by legal entity and not on a consolidated basis.

Reconciliation of income taxes expense

The table below is a reconciliation of income tax expense to profit for the year, calculated by applying the combined Brazilian statutory rates at 34% for the years ended December 31, 2023, 2022 and 2021:

	2023	2022	2021

Income before income taxes	429,582	428,433	273,462
Combined statutory income taxes rate - %	34%	34%	34%
Income taxes at statutory rates	(146,058)	(145,667)	(92,977)
Reconciliation adjustments:
Tax effect on loss from entities not subject to taxation	(32,274)	(32,859)	(37,794)
PROUNI - Fiscal Incentive (i)	309,952	270,062	194,830
Unrecognized deferred tax assets	(154,062)	(117,377)	(86,233)
Recognized deferred tax assets	3,233	-	-
Presumed profit income tax regime effect (ii)	(8,787)	(1,549)	(7,066)
Permanent adjustments	(4,687)	(12,226)	(6,232)
Other	8,517	3,939	4,293
Income taxes expense - current	(24,166)	(35,677)	(31,179)
Effective rate	5.62%	8.33%	11.40%

(i) The Company adhered to PROUNI, established by Law 11,096 / 2005, which is a federal program that exempts companies of paying income taxes and social contribution upon compliance with certain requirements required by said Law.

(ii) Brazilian tax law establishes that companies that generate gross revenues of up to R$78,000 in the prior fiscal year may calculate income taxes as a percentage of gross revenue, using the presumed profit tax regime. The effect of the presumed profit of certain subsidiaries represents the difference between the taxation based on this method and the amount that would be due based on the statutory rate applied to the taxable profit of the subsidiaries.

F-59

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

Deferred income taxes

As of December 31, 2023, the Company had accumulated unrecognized deferred income tax assets on temporary differences and tax losses in the amount of R$1,211,909 (tax-basis) (December 31, 2022: R$778,080 (tax-basis)) which does not have any tax planning opportunities available that could support the recognition of these temporary differences as deferred tax assets. Accordingly, the Company did not recognize deferred tax assets over these amounts, except the amount as of R$9,508 of tax basis from one subsidiary, where the Company recognize deferred tax assets that is expected to be compensated in next years.

23	Insurance contracts and contingencies

a) Insurance contracts

The Company and its subsidiaries have a risk management program with the purpose of delimiting the risks, seeking in the market coverage compatible with its size and operations.

b) Legal proceedings and contingencies

The provisions related to labor, civil and taxes proceedings whose likelihood of loss is assessed as probable are as follows:

	Labor	Civil	Taxes	Total

Balances as of December 31, 2020	4,519	13,280	35,340	53,139
Business combinations	16,597	6,017	57,638	80,252
Additions	5,418	5,101	14,225	24,744
Reversals	(1,044)	(1,470)	(7,334)	(9,848)
Balances as of December 31, 2021	25,490	22,928	99,869	148,287
Additions	2,300	7,911	63,698	73,909
Reversals	(5,306)	(6,175)	(14,861)	(26,342)
Balances as of December 31, 2022	22,484	24,664	148,706	195,854
Business combination	64	88	-	152
Additions	3,424	5,875	9,037	18,336
Reversals (i)	(3,251)	(9,327)	(97,403)	(109,981)
Balances as of December 31, 2023	22,721	21,300	60,340	104,361

(i) On August 10, 2023, Unigranrio entered into a tax amnesty program on interest and penalties to settle a tax proceeding with respect to ISS (tax on services) with the municipality of Rio de Janeiro, which result in a payment of R$14,819. The selling shareholders of Unigranrio agreed to pay R$5,438 regarding this matter, which was deducted from the accounts payable to selling shareholders. The Company had a provision of R$53,302 and an indemnification asset from the selling shareholders of R$20,000 (in light of the indemnification clauses as defined at acquisition of Unigranrio), in respect to such tax proceedings. The difference between the provision, indemnification asset and the actual paid amount was recorded as Other income (expenses), net on the consolidated statements of income and comprehensive income.

The major labor proceedings to which the Company is a party were filed by former employees or service providers seeking enforcement of labor rights allegedly not provided by us. The judicial proceedings relates to employment bonds (judicial proceedings filed by former service providers), overtime, premiums for hazardous workplace conditions, statutory severance, fines for severance payment delays, and compensation for workplace-related accidents.

The civil claims to which the Company is a party generally relate to consumer claims, including those related to student complaints.

The tax claims to which the Company is party are mostly tax foreclosures filed by Brazilian federal and municipal tax authorities.

F-60

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

There are other civil, labor, taxes and social security proceedings assessed by Management and its legal counsels as possible risk of loss, for which no provisions are recognized, as follows:

	2023	2022

Labor	32,683	13,914
Civil	51,319	59,603
Taxes and social security	5,669	4,931
	89,671	78,448

The Company has judicial deposits, related to taxes, civil and labor proceedings, recorded in other assets (non-current) in the amount of R$14,187 as of December 31, 2023 (December 31, 2022: R$12,693).

Under the terms of the Share Purchase and Sale Agreements ("Agreements") between the Company and the selling shareholders of the subsidiaries acquired, the Company assesses that the selling shareholders are exclusively responsible for any provisions (including labor, tax and civil), which are or will be the subject of a claim by any third party, arising from the act or fact occurred, by action or omission, prior to or on the closing dates of the acquisitions.

Considering that the provisions for legal proceedings recorded by the Company that result from causes arising from events occurring prior to the closing dates of the acquisitions, any liability for the amounts to be disbursed, in case of their effective materialization in loss, belongs exclusively to the selling shareholders. In this context, the Agreements state that the Company and its subsidiaries are indemnified and therefore exempt from any liability related to said contingent liabilities and, therefore, the provision amounts related to such contingencies are presented in the non-current liabilities and the correspondent amount of R$81,855 (December 31, 2022: R$145,300) is presented in non-current other assets.

24	Non-cash transactions

During the years ended December 31, 2023, 2022 and 2021, the Company carried out non-cash transactions which are not reflected in the statements of cash flows. The main non-cash transactions are as follows:

	2023	2022	2021

Issuance of shares for acquisition of iClinic	-	-	71,500
Issuance of shares for acquisition of Cliquefarma	-	-	3,000
Issuance of shares for acquisition of RX PRO	-	-	5,112
Remeasurement of earn-out of Além da Medicina, CardioPapers and Glic	2,556	-	-
Provision for legal proceedings with corresponding indemnification asset	20,000	48,333	4,232
Additions and remeasurements of right-of-use assets and lease liabilities	77,715	100,873	158,651

25	Subsequent event

Medical seats increase in FIP Guanambi

On January 24, 2024, MEC authorized the increase of 40 medical seats of Faculdades Integradas Padrão (FIP Guanambi) located in the city of Guanambi, State of Bahia, which will result in an additional payment of R$49,600. With the authorization, Afya reaches 100 medical seats on this campus, and 3,203 total approved seats.

***

F-61